SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2006

Matav Cable Systems Media Ltd. (Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

23 May 2006	Matav - Cable Systems Media Ltd. (Registrant) BY : /s/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

MATAV – CABLE SYSTEMS MEDIA LTD.

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005

■	Kost Forer Gabbay & Kasierer	■	Phone: 972-3-6232525
	3 Aminadav St. Tel-Aviv 67067, Israel		Fax: 972-3-5622555

REPORT OF INDEPENDENT AUDITORS

To the shareholders of

MATAV – CABLE SYSTEMS MEDIA LTD.

        We have audited the accompanying balance sheets of Matav – Cable Systems Media Ltd. (“the Company”) as of December 31, 2005 and 2004 and the consolidated balance sheets as of such dates and the related statements of operations, changes in shareholders equity and cash flows – of the Company and consolidated – for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We did not audit the financial statements of a jointly controlled company whose assets included in consolidation constitute approximately 4.8% and 4.9% of total consolidated assets as of December 31, 2005 and 2004, respectively, and whose revenues included in consolidation constitute approximately 0.9% and 1% of total consolidated revenues for the years ended December 31, 2005 and 2004, respectively. Also, we did not audit the financial statements of certain affiliates, the investment in which, at equity, amounted to NIS 78,869 thousand and NIS 100,334 thousand as of December 31, 2005 and 2004, respectively, and the Company’s equity in their earnings (losses) amounted to NIS (2,099) thousand, NIS 14,401 thousand and NIS 42,105 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

        We conducted our audits in accordance with generally accepted auditing standards in Israel, including those prescribed by the Auditors’ Regulations (Auditor’s Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position – of the Company and consolidated – as of December 31, 2005 and 2004 and the results of operations, changes in shareholders equity and cash flows – of the Company and consolidated – for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel. Furthermore, in our opinion, the financial statements referred to above are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

        As described in Note 2, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements for the year ended December 31, 2003, are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

        Without qualifying our opinion, we draw attention to Note 18 regarding contingent liabilities and claims filed against the Company and its investees.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
March 16, 2006	A Member of Ernst & Young Global

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	13,184	24,250
Short-term deposit	11b(2)	27,196	50
Trade receivables	4	74,699	75,458
Other accounts receivable	5	20,381	20,010

		135,460	119,768

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in affiliates	6b	79,040	101,736
Investment in another company	6b(2)	19,278	-
Investment in limited partnerships	7	669	1,656
Rights to broadcast films and programs	8	23,918	26,509
Other receivables		317	601

		123,222	130,502

FIXED ASSETS, NET	9	814,408	825,511

OTHER ASSETS, NET	10	2,525	3,101

		1,075,615	1,078,882

(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED BALANCE SHEETS

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	11	551,742	465,339
Current maturities of debentures	14	34,596	34,005
Trade payables	12	105,187	104,282
Jointly controlled entity - current account		15,648	18,112
Other accounts payable	13	101,525	201,943

		808,698	823,681

LONG-TERM LIABILITIES:
Loans from banks and others	15	75,464	101,457
Debentures	14	-	33,201
Deferred taxes	17	4,695	-
Customers' deposits for converters, net		16,074	20,279
Accrued severance pay liability, net	16	3,327	2,483

		99,560	157,420

CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES	18

SHAREHOLDERS' EQUITY	19	167,357	97,781

		1,075,615	1,078,882

(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

March 16, 2006 —————————————— Date of approval of the financial statements	—————————————— Meir Srebernik Chairman of the Board and CEO	—————————————— Tal Peres Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	3	6,364		21,602
Short-term deposit	11b(2)	27,196		-
Trade receivables	4	33,835		37,398
Other accounts receivable	5	12,801		15,321

		80,196		74,321

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in subsidiaries and long-term accounts	6a	276,772		254,100
Investments in affiliates	6b	77,814	*)	99,183
Other receivables		317		601

		354,903	*)	353,884

FIXED ASSETS, NET	9	545,452		557,487

OTHER ASSETS, NET	10	172		616

		980,723	*)	986,308

*)	Reclassified.
(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

BALANCE SHEETS - THE COMPANY

		December 31,
		2005	2004
	Note	Reported NIS in thousands (1)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	11	510,252		424,992
Current maturities of debentures	14	34,919		34,005
Trade payables	12	76,203		74,917
Subsidiaries - current account		16,979		18,619
Other accounts payable	13	86,193	*)	179,965

		724,546	*)	732,498

LONG-TERM LIABILITIES:
Loans from banks and others	15	75,464		101,457
Debentures	14	-		34,005
Excess of losses over investment in subsidiaries	6a	-	*)	4,643
Customers' deposits for converters, net		11,838		14,901
Accrued severance pay liability, net	16	1,518		1,023

		88,820	*)	156,029

CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES	18

SHAREHOLDERS' EQUITY	19	167,357		97,781

		980,723	*)	986,308

*)	Reclassified.
(1)	See Note 2.

The accompanying notes are an integral part of the financial statements.

March 16, 2006 —————————————— Date of approval of the financial statements	—————————————— Meir Srebernik Chairman of the Board and CEO	—————————————— Tal Peres Chief Financial Officer

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Year ended December 31,
		2005	2004		2003
		NIS in thousands (except per share amounts)
	Note	Reported (1)			Adjusted (2)

Revenues	2k	542,968		584,564		545,480

Operating expenses:
Depreciation and amortization		141,795		144,902		160,521
Other operating expenses	21a	339,765		327,586		306,165

Total operating expenses		481,560		472,488		466,686

Gross profit		61,408		112,076		78,794

Selling, marketing, general and administrative
expenses:	21b
Selling and marketing expenses		53,318		63,676		43,954
General and administrative expenses		42,133	*)	45,023	*)	42,122

		95,451	*)	108,699	*)	86,076

Operating income (loss)		(34,043)	*)	3,377	*)	(7,282)
Financial expenses, net	21c	50,645		50,333		83,958
Other income (expenses), net	21d	153,526		(42,680)	*)	83,001

Income (loss) before taxes on income		68,838	*)	(89,636)	*)	(8,239)
Taxes on income	17	(6,736)	*)	7,649	*)	38,118

Income (loss) after taxes on income		75,574		(97,285)		(46,357)
Equity in earnings (losses) of investees, net	6	(6,000)		14,301		40,907

Net income (loss)		69,574		(82,984)		(5,450)

Net earnings (loss) per Ordinary share (in NIS)	22	2.30		(2.74)		(0.19)

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF OPERATIONS - THE COMPANY

		Year ended December 31,
		2005	2004		2003
		NIS in thousands (except per share amounts)
	Note	Reported (1)			Adjusted (2)

Revenues	2k	345,819		370,275		367,326

Operating expenses:
Depreciation and amortization		104,524		103,715		116,878
Other operating expenses	21a	240,465		223,632		207,205

Total operating expenses		344,989		327,347		324,083

Gross profit		830		42,928		43,243

Selling, marketing, general and administrative
expenses:	21b
Selling and marketing expenses		31,399		34,988		26,878
General and administrative expenses		27,607	*)	30,050	*)	27,853

		59,006	*)	65,038	*)	54,731

Operating loss		(58,176)	*)	(22,110)	*)	(11,488)
Financial expenses, net	21c	35,068		45,961		79,387
Other income (expenses), net	21d	157,911		(41,976)		*)86,602

Income (loss) before taxes on income		64,667	*)	(110,047)	*)	(4,273)
Taxes on income	17	(5,779)	*)	4,806	*)	37,592

Income (loss) after taxes on income		70,446		(114,853)		(41,865)
Equity in earnings (losses) of investees, net	6	(872)		31,869		36,415

Net income (loss)		69,574		(82,984)		(5,450)

Net earnings (loss) per Ordinary share (in NIS)	22	2.30		(2.74)		(0.19)

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital		Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary	Total
	Number of shares	Amount
	Adjusted NIS in thousands (2)

Balance at January 1, 2003	30,204	48,882	401,329	(238,222)	(64,917)	147,072

Sale of Company shares held
by subsidiary	-	-	(25,791)	-	64,917	39,126
Loss for the year	-	-	-	(5,450)	-	(5,450)

Balance at December 31, 2003	30,204	48,882	375,538	(243,672)	-	180,748

	Reported NIS in thousands (1)

Balance at January 1, 2004	30,204	48,882	375,538	(243,672)	-	180,748

Exercise of stock options by
employees	17	17	-	-	-	17
Loss for the year	-	-	-	(82,984)	-	(82,984)

Balance at December 31, 2004	30,221	48,899	375,538	(326,656)	-	97,781

Exercise of stock options by
employees	2	2	-	-	-	2
Net income	-	-	-	69,574	-	69,574

Balance at December 31, 2005	30,223	48,901	375,538	(257,082)	-	167,357

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2005	2004	2003
	NIS in thousands
	Reported (1)		Adjusted (2)

Cash flows from operating activities:

Net income (loss)	69,574	(82,984)	(5,450)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities (a)	(91,359)	204,244	101,503

Net cash provided by (used in) operating activities	(21,785)	121,260	96,053

Cash flows from investing activities:

Investment in short-term deposits, net	(27,146)	(50)	-
Investment by granting loans to Hot Telecom	(51,820)	(12,209)	-
Investment in limited partnerships	(12)	(87)	-
Newly consolidated jointly controlled entity (b)	-	-	1,980
Investment in affiliate	(27,656)	-	-
Purchase of fixed assets	(151,285)	(95,217)	(56,642)
Collection of long-term loans from affiliate	-	-	292
Proceeds from sale of investment in affiliate, net	244,249	-	114,440
Proceeds from sale of fixed assets	112	1,393	1,700
Grant of long-term loan for the purchase of fixed assets	-	-	(1,394)
Collection of long-term loans granted for the purchase of fixed
assets	277	277	-
Issuance of capital note and long-term account with affiliate	(142)	(68)	-

Net cash provided by (used in) investing activities	(13,423)	(105,961)	60,376

Cash flows from financing activities:

Exercise of stock options into shares by employees	2	17	-
Sale of Company shares held by subsidiary	-	-	39,126
Receipt of long-term loans from banks and others	-	3,759	31,676
Repayment of long-term loans from banks and others	(27,816)	(45,965)	(73,522)
Redemption of debentures	(34,585)	(34,107)	(33,701)
Short-term credit from banks, net	86,541	47,299	(89,664)

Net cash provided by (used in) financing activities	24,142	(28,997)	(126,085)

Increase (decrease) in cash and cash equivalents	(11,066)	(13,698)	30,344
Cash and cash equivalents at beginning of year	24,250	37,948	7,604

Cash and cash equivalents at end of year	13,184	24,250	37,948

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2005	2004	2003
		NIS in thousands
		Reported (1)		Adjusted (2)

(a)	Adjustments to reconcile net income (loss) to net cash
	provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in losses (earnings) of investees, net	3,434	(22,652)	*)	(62,840)
	Depreciation and amortization	158,440	146,488		171,820
	Deferred taxes, net	(19,286)	8,351	*)	15,630
	Increase in accrued severance pay, net	844	377		1,685
	Loss (gain) from:
	Changes in shareholding in affiliate (including from sale
	of shares of affiliate)	(164,647)	-		(96,662)
	Write-off of investment in another company	-	16,241		-
	Sale of fixed assets	6	197		1,428
	Linkage differences on debentures	1,975	1,467		355
	Linkage differences on long-term loans from banks and others
	and accounts receivable, net	1,692	(1,097)		(3,647)

		(17,542)	149,372	*)	27,769

	Changes in operating assets and liabilities:

	Decrease in trade receivables	759	7,693		9,718
	Decrease in rights to broadcast movies and programs
	(including amortization of investment in limited
	partnerships)	3,590	8,418		-
	Increase in other accounts receivable	(371)	(245)		(29)
	Increase (decrease) in trade payables	5,328	9,717		(1,832)
	Increase (decrease) in jointly controlled entity - current
	account	(2,464)	422		15,008
	Increase (decrease) in other accounts payable	(76,454)	34,263	*)	50,003
	Increase (decrease) in customers' deposits for converters, net	(4,205)	(5,396)		866

		(73,817)	54,872	*)	73,734

		(91,359)	204,244		101,503

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,
		2005	2004	2003
		NIS in thousands
		Reported (1)		Adjusted (2)

(b)	Newly consolidated jointly controlled entity:

	Working capital, net (except cash and cash equivalents)	-	-	38,745
	Fixed assets, net	-	-	(1,142)
	Investment in limited partnerships	-	-	(2,057)
	Rights to broadcast movies and programs	-	-	(34,927)
	Long-term liabilities	-	-	737
	Investment in affiliate (prior to consolidation)	-	-	624

		-	-	1,980

(c)	Significant non-cash activity:

	Purchase of fixed assets on credit	11,590	16,833	35,512

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

	Year ended December 31,
	2005	2004	2003
	NIS in thousands
	Reported (1)		Adjusted (2)

Cash flows from operating activities:

Net income (loss)	69,574	(82,984)	(5,450)
Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities (a)	(146,107)	147,052	42,870

Net cash provided by (used in) operating activities	(76,533)	64,068	37,420

Cash flows from investing activities:

Investment in short-term deposits, net	(27,196)	-	-
Investment by granting loans to Hot Telecom	(51,820)	(12,209)	-
Purchase of fixed assets	(94,904)	(50,511)	(12,311)
Collection of long-term loans granted to subsidiaries, net	-	11,817	54,396
Proceeds from sale of investment in affiliate, net	244,249	-	113,709
Proceeds from sale of fixed assets	83	1,117	1,077
Grant of long-term loan for the purchase of fixed assets	-	-	(1,394)
Collection of long-term loans granted for the purchase of fixed
assets	277	278	-
Investment in investees (including issuance of capital notes), net	(32,393)	-	-

Net cash provided by (used in) investing activities	38,296	(49,508)	155,477

Cash flows from financing activities:

Exercise of stock options into shares by employees	2	17	-
Receipt of long-term loans from banks and others	-	3,759	31,676
Repayment of long-term loans from banks and others	(27,816)	(45,965)	(73,522)
Redemption of debentures	(34,585)	(34,107)	(33,701)
Short-term credit from banks, net	85,398	47,459	(89,646)
Receipt of long-term loans from subsidiary	-	-	731

Net cash provided by (used in) financing activities	22,999	(28,837)	(164,462)

Increase (decrease) in cash and cash equivalents	(15,238)	(14,277)	28,435
Cash and cash equivalents at beginning of year	21,602	35,879	7,444

Cash and cash equivalents at end of year	6,364	21,602	35,879

(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

STATEMENTS OF CASH FLOWS - THE COMPANY

		Year ended December 31,
		2005	2004		2003
		NIS in thousands
		Reported (1)			Adjusted (2)

(a)	Adjustments to reconcile net income (loss) to net cash
	provided by (used in) operating activities:

	Income and expenses not involving cash flows:

	Equity in earnings of investees, net	(444)		(40,219)	*)	(58,348)
	Depreciation and amortization	107,555		102,098		126,350
	Deferred taxes, net	(19,448)		8,351	*)	15,630
	Increase in accrued severance pay, net	495		319		1,109
	Loss (gain) from:
	Changes in shareholding in subsidiary and affiliate
	(including from sale of shares of affiliate)	(164,647)		-		(97,876)
	Write-off of investment in another company	-		16,227		-
	Sale of fixed assets	7		81		938
	Linkage differences on debentures	1,494		1,014		(116)
	Linkage differences on long-term loans from banks and others
	and accounts receivable, net	801		(1,097)		(3,386)
	Erosion of long-term accounts and capital note	-		-		82

		(74,187)		86,774	*)	(15,617)

	Changes in operating assets and liabilities:

	Decrease in trade receivables	3,563		8,002		2,235
	Decrease (increase) in other accounts receivable	2,520		4,110		(5,781)
	Increase (decrease) in trade payables	1,076		14,160		(4,268)
	Increase (decrease) in subsidiaries - current accounts	(1,640)		2,631		13,973
	Increase (decrease) in other accounts payable	(74,376)		35,356	*)	51,793
	Increase (decrease) in customers' deposits for converters, net	(3,063)		(3,981)		535

		(71,920)		60,278	*)	58,487

		(146,107)		147,052		42,870

(b)	Significant non-cash activity:

	Purchase of fixed assets on credit	6,406	*)	6,981		28,602

*)	Reclassified.
(1)	See Note 2.
(2)	Adjusted to the NIS of December 2003.

The accompanying notes are an integral part of the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL

a.	A General Description of the Group

1.	Matav – Cable Systems Media Ltd. (the “Company”) was incorporated in June 1987. The Company operates independently and through a wholly owned subsidiary and investee partnership in two principal fields: multi channel TV broadcasting to subscribers (provided since 1990) and access to high speed internet over cables services to the private sector (provided since April 2002). The Company also holds interests (about 26.6%) in an affiliated partnership that provides nationwide fixed line telephony service and access to high speed internet over cables and other telecom services to the business sector.

2.	Multi channel TV broadcasting

The Company and its wholly owned subsidiary, Cable Systems Media Haifa-Hadera Ltd. (“Matav Haifa”) supply multi channel TV broadcasting to subscribers in various sites in central and northern Israel. The Company, including Matav Haifa, is one of three groups that hold general non-exclusive cable broadcast licenses (the “Broadcast Licenses”). The two other groups are the Tevel group and the Golden Channels group. Since July 2001, upon the approval of amendment (No. 25) to the Israeli Telecommunications Law, 1982, the Company and Matav Haifa conduct their operation pursuant to long-term, non-exclusive Broadcast Licenses. The Broadcast Licenses are effective for a period of 15 years that may be extended for additional periods of 10 years each.

In July 2001 the Company and Matav Haifa began to provide digital broadcasting services, in addition to the analog broadcasting services which were provided all along. The Company and Matav Haifa offer their digital subscribers the digital Basic Package. In addition, the digital subscribers may receive at their choice for additional consideration, additional content products that include, inter alia, a variety of additional channels and channel packages.

The Broadcast Licenses stipulate the fee the Company and Matav Haifa may charge the analog subscribers for the Basic broadcasts in the different areas. The Broadcast licenses do not stipulate fees for digital subscribers. Pursuant to the Telecommunication Law the Company and Matav Haifa may determine the subscriber fees for digital subscribers and the Minister of Communication may direct the Company and Matav Haifa to adjust such fees if he finds, inter alia, that they are harmful to competition, discriminatory or misleading. Additional digital services (channel packages, single channels, pay per view and video on demand services) are subject to additional charge.

3.	Access to High Speed internet and Telephony Services

a)	On March 27, 2002, the Ministry of Communication granted Matav Infrastructures 2001 Limited Partnership (“Matav Infrastructures”) which is controlled by the Company, a Telecommunication Infrastructure License (the “Infrastructure License”) for the provision of access to high speed internet services. In April 2002, Matav Infrastructures began to provide high speed internet over cable services under the said license.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In July 2002, the Cable Companies filled a request for a license to provide domestic fixed communication services to the general Israeli public. In October 2003, the Cable Companies signed an agreement for the establishment of a limited partnership, Hot Telecom (“Hot Telecom”) which is 26.6% owned by Matav Investments Ltd. (a wholly owned subsidiary of the Company). In November 2003 the Ministry of communication granted Hot Telecom an Infrastructure License which replaced and terminated the Infrastructure License of Matav Infrastructures, including, among others, a license to provide high speed internet services, fixed telephony services, various data communication services and various data transmission services. The Infrastructure License was granted for a period of 20 years that may be extended by the Minister of Communication for additional periods of 10 years each.

On March 16, 2005, the Minister of the Communications amended Hot Telecom Infrastructure License thereby allowing Hot Telecom to provide access to High Speed Internet services, by the former Infrastructure Licensees of the Cable Companies, including inter alia, Matav Infrastructures, whilst the said services shall be deemed to have been provided by Hot Telecom, until the consummation of the merger of the Cable Companies.

As of the date of the financial statements, the internet activity in the private sector is performed by Matav Infrastructures and the internet activity in the business sector is preformed by Hot Telecom.

b)	Telephony services provided by Hot Telecom

Since the first quarter of 2005, Hot Telecom began to provide, in addition to access to high speed internet to the business sector, as described above, commercial fixed line telephony services using VOIP technology.

In this context, Hot Telecom is required to make substantial investments in order to provide telephony services and various related services that will be offered to the entire public in Israel. According to the approval of the Controller of Restrictive Business Practices (“the Controller”) to the merger of the Cable Companies (detailed below) it was determined, among others, that Hot Telecom’s comprehensive investment in fixed line telephony infrastructure shall be in an amount of not less than NIS 350 million (the Company’s share in that amount totals approximately NIS 93 million) and it shall be invested as follows: an amount not less than NIS 190 million by June 30, 2005 and not less than NIS 160 million until June 30, 2006 and any additional amount that will be required for the finance of the business plan. The Controller also determined a minimal number of telephony subscribers between 2005 and 2007. The Company believes that as of the date of the approval of the financial statements, Hot Telecom is complying with the conditions set forth by the Controller regarding the amount of investments and of subscribers.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

4.	Ownership of the cable network

According to the Telecommunications Law, the grant of an Infrastructure License to Hot Telecom was contingent on the holders of the broadcasting licenses (Cable Companies) transferring to the owners of the Infrastructure Licenses, the ownership of the cable network. According to the Infrastructure License, Hot Telecom is entitled to use the cable network which is owned by the Cable Companies and to perform any operation thereon, according to the law, during an interim period. According to an amendment to the Infrastructure License from November 2005, the interim period shall terminate once the merger between the Cable Companies is consummated or June 30, 2006, whichever periods ends first. The Cable Companies intend to transfer the ownership of the cable network to Hot Telecom at the end of the interim period. As of the date of the approval of the financial statements, the ownership of the cable network was not yet transferred to Hot Telecom.

On September 15, 2005, the Cable Companies (including the Company) and Hot Telecom signed agreements according to which the Cable Companies rendered Hot Telecom exclusive leasehold rights in the cable network. Furthermore, the former holders of domestic fixed communication licenses (subsidiaries of the Cable Companies) assigned their rights and commitments according to the broadcast distribution agreements to Hot Telecom. The payment for the right to use the cable network and the payment for the services that Hot Telecom shall provide to the Cable Companies was not yet determined.

5.	Structural Separation

The Broadcast Licenses and Hot Telecom Infrastructure License contain provisions as to the existence of a structural separation between holders of broadcasting licenses and the holder of the Infrastructure License. According to these provisions, there are restrictions limiting the identity and number of directors that are permitted to serve in both the infrastructure entity (and its general partner), and the Cable Broadcast Companies. Further, according to these licenses, in the earlier event of the following: another entity is granted general broadcasting license through the cable network or in the event the number of access to high speed internet subscribers reaches 450,000, or in the event the number of telephone lines operated by Hot Telecom reaches 250,000 or December 31, 2007 (an additional term in the Broadcast Licenses), the holders of the licenses shall carry out a structural separation in a format specified in the licenses including, among others, separation of the management of the holders of licenses, separation of the assets of the holders of licenses and separation of the employees of the holders of licenses.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

6.	Hot Vision Ltd.

In 1989, the Cable Companies (including the Company) formed Hot Vision Ltd. (“Hot Vision”) which, as of December 31, 2005 is approximately 26.3% owned by the Company (as of December 31, 2004 – approximately 26.2%). The holding rate in Hot Vision is determined according to the relative share of each company in total cable subscribers in the market. The shareholders of Hot Vision have a contractual arrangement for joint control over Hot Vision. Hot Vision is engaged in editing and preparing content to be screened and broadcasted by the Cable Companies. Hot Vision also purchases and produces local programs for the Cable Companies. The said activity is conducted by the Cable Companies through Hot Vision according to the approval of the Controller to the merger between the Cable Companies.

In the past, Hot Vision executed agreements with certain shareholders regarding the provision of content which it purchased from the owners of said content. Such agreement between Hot Vision and Tevel is in force until December 31, 2006. The shareholders are entitled to extend the agreement for additional periods of 12 months each, on terms to be determined by the parties. The scope of the transactions in 2005 and 2004 totaled approximately NIS 26 million and NIS 68 million, respectively.

7.	The operational merger between the Cable Companies:

Since 2001, the Cable Companies, including the Company, act to gradually merge their operations and activities. The purpose of the merger is to, among others, enable the merged entity to consolidate, expand and facilitate its position as a national entity in the field of multi channel TV broadcasting and internet access services so to be able to compete more effectively against its competitors (mainly Bezeq, Israel’s national telecom operator and its subsidiary, the satellite company, “YES”), cooperate in various areas, including purchase of content, sales and marketing so as to achieve substantial savings in operational costs.

The merger received approvals under applicable law from the Council for Cable and Satellite (the “Council”), the Controller and the Income Tax Commissioner.

According to the position of the Supervisor of Banks, the merger of the cable television operators and the formation of the merged cable entity would constitute a deviation from the directives of the Bank of Israel and of “Proper Bank management Directives” of the Supervisor of Banks regarding, among other things, restrictions on debt amounts to a “Group of Borrowers” as such term is defined in “Proper Bank Management Directives”. The relevant directives deal with certain limits applicable to loan amounts given by banking corporations to “Sole Borrower”, and/or “Group of Borrowers” and as a result, attribution of the merged company’s debt, among other things, to an indirect controlling shareholder of the Company and the other cable television operators.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In order to strengthen the cooperation between the Cable Companies, in June 2004, the operational merger between the Cable Companies (including the Company) began to be fully implemented. To this effect, a joint management was appointed to oversee the full operational merger of the marketing, sales, engineering, customer service, operations and information systems activities of the Cable Companies (including Hot Telecom).

The joint management conducts and manages the Company’s activities in the ordinary course of business in the areas of the joint activities. Nonetheless, material decisions require the approval of the board and other corporate bodies, as required by law, of each of the Cable Companies. The Cable Companies have agreed on principles for the allocation of expenses according to the relative share of each company in total cable subscribers in the market. The operational merger does not constitute a legal merger and does not include the transfer of assets or liabilities from any of the Cable Companies to the joint entity or from one cable company to another. Each cable company remains the sole owner of its assets and is entitled to the revenues received from its subscribers, see also 8 below.

8.	The Legal Merger

As part of the negotiations that took place regarding the merger of the Cable Companies, on February 21, 2006, the Company, Fishman Group and Yediot Communication Group (controlling shareholders of the Golden Channels Group) and the banks that hold Tevel shares reached a verbal understanding in regard to the major principles relating to the legal merger of the Cable Companies, except for the issue of the financing conditions of the merged company in respect of which no agreement has been reached yet (“the agreement in principle”).

In the context of the merger, inter alia, the Company will purchase the operations and assets of the other Cable Companies in the field of cable television broadcasting and fixed domestic communication services by purchasing the operations and interest in entities and companies of the Golden Channels and Tevel groups at a price of $ 1,350 per cable TV subscriber (“a cable TV subscriber”). The consideration is to be paid by way of assuming certain financial debt of the Golden Channels and Tevel groups (credit from banks and working capital, net as defined by the parties to the merger) representing a total of $ 850 per cable TV subscriber purchased by the Company through the merger process and by issuing shares to the shareholders of the Golden Channels and Tevel groups. The holding ratios in the Company’s shares following the merger shall be in accordance with the relative pro rata number of cable TV subscribers contributed by each party to the merger upon the date which will be determined by the parties, thus determining the amount of shares to be allocated to each party. The merger will be effected retroactively as of January 1, 2006 such that the business operating results of the merged activity as of that date will be attributed to the merged company.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

The merger transaction described above, requires that the financial debt level in the Company, prior to the consummation of the merger, will be at the level of $ 850 per cable TV subscriber. Thus, prior to the consummation of the merger, the Company, which has a lower financial debt compared to the required $ 850 level, shall purchase (through a 100% bank credit) approximately 125,000 subscribers from Tevel Group at a price reflecting an enterprise value of $ 1,350 per cable TV subscriber. Upon completion of this initial transaction, the Company’s share in the total cable TV subscribers base on Israel will increase to approximately 40%.

The parties are also discussing arrangements, which have not yet been settled, regarding the manner of nominating directors in the Company once the merger is consummated and the rights in connection with the sale of the Company’s shares held by the banks after the consummation of the merger. The financing terms of the bank debt following the merger have not yet been determined.

The agreement in principle between the parties is subject, inter alia, to the execution of definitive documents by the parties, an agreement on the merged company terms of financing, the corporate approval of the relevant parties including the approval of the Company’s shareholders as well as various regulatory approvals. There is no assurance that these conditions will be satisfied or that the proposed merger will be consummated under these conditions or under any other terms.

The Company’s management is examining the consequences of the merger in its present format and the accounting treatment in the Company’s financial statements. The merger will be accounted for (if and when consummated) on the date upon which all the prerequisites are met (as detailed above).

9.	The financial conditions and operating results of the Company

Over the recent years, the Company incurred operating losses due to the intensified competition in the cable TV market. The Company financed its operating activities (mainly investments in infrastructure, network, customer premises equipment and investments in Hot Telecom), among others, by its own sources (cash flow from operating activities), short-term borrowings from banks and proceeds derived from the sale of Partner’s shares in 2002, 2003 and 2005 (in 2005, the Company sold a substantial part of its investment in Partner in consideration of approximately NIS 250 million, so that as of December 31, 2005, the Company holds approximately 1.2% of Partner’s shares, see also Note 6b(2)). The Company therefore has a working capital deficiency of approximately NIS 644 million (which, as above, was mostly financed by short-term borrowings from banks).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

In 2005, the Company incurred operating losses due to several principal reasons which include, among others, aggravation of the competition in the cable TV market which caused loss of subscribers and decrease in average revenue per subscriber, increase in expenses relating to customer service and increase in operating expenses as a result of new services that the Company launched (such as VOD). The Company’s management estimates that launching a service package which integrates cable TV, internet and telephony (triple play strategy) concurrently with a substantial investment in infrastructure and network (including investments in telephony that are made through Hot Telecom) will, in the future, stimulate growth in revenues and in the Company’s share in the communication market in Israel and achieve a considerable improvement in the Company’s operating income.

The Company’s management is examining different financing sources (banks and others) in order to finance its working capital deficiency and investments that are needed for its current and planned activities and for the activity of Hot Telecom.

In furtherance to the above, subsequent to the balance sheet date, the Company signed agreements that settle the validity of the banks’ credit facilities, according to which the banks granted the Company short-term credit facilities (including documentary credit) up to a total amount of approximately NIS 524 million that is due on March 31, 2007 provided that none of the events specified in the above agreements occurs, see also Note 11c.

As of December 31, 2005, the banks provided the Company short-term credit in the amount of approximately NIS 482 million (out of the above credit facility), whose terms were settled subsequent to the balance sheet date as part of these agreements.

In view of all of the aforesaid, the Company believes that in the future it will be able to either renew or repay all of its liabilities when due, including by raising external capital from either bank or other financial sources. The Company’s management estimates that a comprehensive financing arrangement for the Company’s debt will be reached as part of the agreements for the legal merger, if and when consummated.

10.	Delisting the Company’s shares from the stock exchange in the U.S.

In February 2006, the Company announced its intention to voluntarily delist its ADRs from the NASDAQ, a process which is expected to be completed no later than the end of June 2006.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

11.	On August 9, 2005, as part of its economical policy for the year 2006, the Israeli Government adopted the following Resolutions –

a)	Resolution no. 4121 – To procure the establishment of a digital, nationwide, terrestrial distribution system which will broadcast and enable the free terrestrial reception of the following channels: the Israeli Broadcasting Authority channels (Channels “1” and “33), the commercial broadcasts channels (channels “2” and “10”) and the “Parliament Channel” (channel “99”) (“DTT System”). This resolution further provides for the appointment of a multi-ministerial tenders committee that shall publish a tender designed to enable that committee to choose a single bidding winner who shall design, establish and operate the said DTT System. According to the resolution such tender shall be published by not later than January 1, 2006, the announcement of the chosen winner shall be made by not later than April 1, 2006 and said DTT System shall commence operation by no later than January 1, 2007;

b)	Resolution no. 4095 – (i) To allow consumers, by no later than January 1, 2007, to purchase from a multi-channel television operator a basic package of services which will include connection to the infrastructure of such operator and reception of the aforementioned channels, the Educational Television channel (channel “23”) and the Dedicated Channels (channels “9" and “24”) (the “Basic Package”), without being obliged to purchase any other services; (ii) To appoint an inter-ministerial committee which will determine by no later than March 1, 2006 the maximum price payable by the consumers for the said package. Such price shall be based on the cost of access to the infrastructure and the cost of distribution of the said channels, plus reasonable profit to the relevant operator; (iii) to perform the necessary legislation amendments in order to implement said Resolution.

In accordance with Resolution no. 4095, an amendment to the Telecommunications Law was submitted to the Knesset’s Finance Committee. The amendment incorporates Resolution no. 4095 within the framework of the Arrangements Bill for the Country’s Economy for the year 2006 (as section 37 of the Telecommunications chapter). According to the said amendment: (1) the Cable Broadcast Licensee (“Licensee”) shall be obliged to offer the Basic Package to its subscribers, without conditioning the provision of said Basic Package upon the purchase of any other broadcasts or services; (2) the Minister of Telecommunications, with the consent of the Minister of Finance, and after having consulted with the Council may determine the maximum amount that a general Licensee for Cable Television Broadcast may demand for the provision of the Basic Package, based on the cost of the provision of said Basic Package plus a reasonable profit for the Licensee; (3) the Minister may, after having consulted with the Council, instruct such Licensee with respect of the activities which said Licensee will be demanded to undertake for the purpose of providing the Basic Package.

The entry into force of the said amendment, if approved by the Knesset, shall be as from January 1, 2007.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 1:	–	GENERAL (Cont.)

As of the date of the financial statements, the Company is not able to evaluate the impact of realization the Government decisions on its business results.

b.	Definitions:

In these financial statements:

Subsidiaries and consolidated partnerships	–
companies or limited partnerships in which more than 50% of the voting equity is owned or controlled by the Company (as defined in Opinion 57 of the Institute of Certified Public Accountants in Israel) and whose accounts are consolidated with those of the Company.

Jointly controlled entity	–	a company owned by various entities that have a contractual arrangement for joint control, and whose accounts are consolidated with those of the Company using the proportionate consolidation method.

Affiliates and affiliated partnerships	–	companies or limited partnerships that are not subsidiaries and over which the Company has significant influence. The Company's investment therein is included using the equity method of accounting.

Investees	–	subsidiaries and consolidated partnerships, a jointly controlled entity and affiliates and affiliated partnerships.

Another company	–	a company that is not an investee and the investment therein is presented at cost.

The Group	–	the Company and its subsidiaries, including consolidated partnerships.

Related parties	–	as defined in the Securities Regulations (Preparation of Annual Financial Statements), 1993 and as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

Cable Companies	–	Tevel International Communications Ltd. and its subsidiaries, Golden Channels Group, including Golden Channels and Co. partnership.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

The significant accounting policies applied in the preparation of the financial statements on a consistent basis, are as follows:

a.	Reporting basis of the financial statements:

1.	General:

Until December 31, 2003, the Company prepared its financial statements based on the historical cost convention, adjusted for the changes in the general purchasing power of the Israeli currency (“New Israeli Shekel” or “NIS”) based on the changes in the Israeli Consumer Price Index (“Israeli CPI”). In accordance with Accounting Standard No. 12 with respect to the discontinuance of the adjustment of financial statements, the adjustment of financial statements for the effects of inflation was discontinued beginning January 1, 2004. The adjusted amounts, as included in the balance sheet as of December 31, 2003 (the transition date), served as a starting point for nominal financial reporting beginning January 1, 2004. Additions made after the transition date are included at nominal values.

2.	Definitions:

Adjusted amount – historical nominal amount adjusted for the Israeli CPI as of December 2003, according to the provisions of Opinions No. 23 and No. 36 of the Institute of Certified Public Accountants in Israel.

Reported amount – adjusted amount as of the transition date, plus additions in nominal values after the transition date and less amounts deducted after the transition date.

Cost – cost in these financial statements represents cost in the reported amount.

3.	Balance sheet:

a)	Non-monetary items are presented in reported amounts.

b)	Monetary items are presented in nominal values as of the balance sheet date.

c)	The book value of investments in investees is determined based on the financial statements of these companies in reported amounts.

d)	The amounts for non-monetary assets do not necessarily represent realizable value or current economic value, but only the reported amounts for those assets.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Statement of operations:

a)	Income and expenses relating to non-monetary items are derived from the change in the reported amounts between the opening balance and the closing balance.

b)	Other items in the statement of operations are presented in nominal values.

c)	The equity in the results of operations of investees is determined based on the financial statements of these companies in reported amounts.

5.	Comparative data for 2003 are presented after adjustment for the Israeli CPI as of the transition date (the Israeli CPI for December 2003).

6.	Condensed financial data of the Company in nominal historical values for tax purposes is presented in Note 27.

b.	Consolidated financial statements:

The consolidated financial statements include the accounts of companies over which the Company exercises control. A jointly controlled entity is included by the proportionate consolidation method. Significant intercompany balances and transactions between the Group companies have been eliminated in the consolidated financial statements.

c.	Investments in investees:

1.	The investments in investees are presented by the equity method of accounting.

2.	The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see i below).

3.	Investment in another company:

Investment in another company is stated at cost, net of impairment losses for declines in value if they are judged by the Company’s management to be other than temporary, see i(2) below.

4.	Investments in limited partnerships:

The investments in limited partnerships producing films, in which the Company is a limited partner, are stated at cost. The investments in the partnerships are written down when actual broadcasting takes place.

d.	Cash equivalents:

The Group considers all highly liquid investments, including unrestricted short-term bank deposits purchased with original maturities of three months or less, to be cash equivalents.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

e.	Short-term deposits:

Short-term bank deposits are deposits purchased with original maturities of more than three months.

f.	Allowance for doubtful accounts:

The allowance for doubtful accounts is principally determined in respect of specific debts whose collection, in the opinion of the Company’s management, is doubtful based on the age of the customers’ debt.

g.	Fixed assets:

1.	Fixed assets are stated at cost net of accumulated depreciation. The Company evaluates in each reporting period the necessity to record an impairment loss, in accordance with the provisions of Accounting Standard No. 15 (see i below).

2.	Depreciation is calculated by the straight-line method at annual rates which are deemed adequate to depreciate the assets over their estimated useful lives, as follows:

%

Buildings	2 - 4 (mainly 2%)
Cable network	8.33;10
Headend (primarily electronic equipment) and studio equipment	15 - 20 (mainly 15%)
Converters and modems	10
Computers and peripheral equipment	15 - 33
Office furniture and equipment	6 - 10
Vehicles	15

3.	Leasehold improvements are depreciated by the straight-line method over the term of the lease or the estimated useful life of the improvements, whichever is shorter.

h.	Long-term receivables and other assets:

1.	Expenses relating to the issuance of debentures are amortized over the term of the debentures, in proportion to the outstanding amounts of debentures. The amortization is included in financial expenses, net.

2.	Other assets include payment made in respect of non exclusive license to provide stationary communication services within Israel. The license charges are amortized by the straight-line method over the period of the license (15 years).

3.	The remaining lease fees under financial lease (net of the interest component) are presented in other long-term receivables and amortized over the period of the lease (5 years).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

i.	Impairment of assets:

1.	Impairment of fixed and intangible assets:

The Company applies Accounting Standard No. 15, “Impairment of Assets”. The Standard applies to the assets included in the balance sheet other than inventories, assets arising from construction contracts, assets arising from employee benefits, deferred tax assets and financial assets (with the exception of investments in affiliates). According to the Standard, whenever there is an indication that an asset may be impaired, the Company should determine if there has been an impairment of the asset by comparing the carrying amount of the asset to its recoverable amount. The recoverable amount is the higher of an asset’s net selling price or value in use, which is determined based on the present value of estimated future cash flows expected to be generated by the continuing use of an asset and by its disposal at the end of its useful life. If the carrying amount of an asset exceeds its recoverable amount, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. An impairment loss recognized should be reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the impairment loss was recognized.

2.	Impairment of investment in another company:

The Company generally evaluates the fair value of its investment in each reporting period and whenever changes in circumstances or occurrence of other events indicate a decline in value that is other than temporary.

The evaluation of the fair value takes into consideration, among others, the market value of the investment, estimates of analysts and valuations of the investment, the conditions of the industry in which the portfolio company is operating, the portfolio company’s business condition, off-market transactions in the portfolio company’s securities and prices of equity transactions in the portfolio company.

Based on the results of the above evaluation, the Company, if necessary, recognizes an impairment loss that is other than temporary in the statement of operations.

j.	Deferred taxes:

1.	As of January 1, 2005, the Company applies Accounting Standard No. 19, “Taxes on Income” (“the Standard”). The Standard prescribes the principles for recognition, measurement, presentation and disclosures of taxes on income and deferred taxes in the financial statements.

Deferred taxes are computed in respect of temporary differences between the amounts included in the financial statements and the amounts allowable for tax purposes, other than a limited number of exceptions described in the Standard.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Deferred tax balances are measured using the enacted tax rates expected to be in effect when the differences are expected to reverse, based on the applicable tax laws at balance sheet date. The amount for deferred taxes in the statement of operations represents the changes in said balances during the reported year.

2.	Taxes that would apply in the event of the sale of investments in investees (except the investment in Partner) have not been taken into account in computing the deferred taxes, as long as it is probable that the sale of the investments in investees is not expected in the foreseeable future.

As for the investment in Partner’s shares – in 2003, the Company’s management revised its plans as to the investment in Partner’s shares such that the sale of Partner’s shares may be expected in the foreseeable future. In view of the change in the plans of the Company’s management as to the sale of the investment in Partner’s shares, in accordance with the provisions of Opinion 68 of the Institute of Certified Public Accountants in Israel, the Company recorded a deferred tax liability (see also Note 6b(2)).

3.	As it is not probable that there will be taxable income in the future, no deferred tax assets have been recorded in the financial statements.

k.	Revenue recognition:

1.	Revenues from subscription fees, including revenues from lease fees relating to converters, are recognized on a monthly basis as the service is provided.

2.	See l below (amortization of customers’ deposits for converters).

3.	As for the disclosure of the effect of Accounting Standard No. 25 in the period prior to its adoption, see v3 below.

l.	Customers’ deposits for converters:

The Company and Matav Haifa collect deposits from their subscribers in respect of converters installed by them in an amount not exceeding the cost of the converters. The Company and Matav Haifa partially refund the deposit when the converter is returned. The refund amount (which is linked to the Israeli CPI) is amortized to reflect 10% of the cost of converter to the Company for each year or a portion thereof in which the subscriber used the converter.

The amortization of the deposits is included in the statement of operations as revenues.

m.	Advertising expenses:

Advertising expenses are charged to the statement of operations as incurred.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

n.	Rights to broadcast films and programs:

The cost includes the cost to purchase rights to broadcast films and TV programs with the addition of direct costs in order to adjust the films and programs for broadcasting in Israel.

Cost of rights are amortized when actual broadcasting takes place, while giving a relatively greater weight to primary broadcasting.

o.	Monetary balances presented at present value:

Monetary balances which do not bear interest are stated at their present value, which is computed based on the prevailing market rate when the monetary balances were originally recognized.

p.	Net earnings (loss) per share:

Net earnings (loss) per share are computed based on the weighted average outstanding share capital during the year.

As for Accounting Standard No. 21, see v5 below.

q.	Exchange rate and linkage basis:

1.	Assets and liabilities in or linked to foreign currency are presented according to the representative exchange rates published by the Bank of Israel at balance sheet date.

2.	Assets and liabilities linked to the Israeli CPI are presented according to the relevant index for each linked asset or liability.

Below are data about the exchange rates of the U.S. dollar and the Israeli CPI:

As of	Representative exchange rate of U.S. dollar	Israeli CPI for December
	NIS	Points *)

December 31, 2005	4.603	185.1
December 31, 2004	4.308	180.7
December 31, 2003	4.379	178.6
December 31, 2002	4.737	182.0

Change during the year ended	%	%

December 31, 2005	6.8	2.4
December 31, 2004	(1.6)	1.2
December 31, 2003	(7.6)	(1.9)

*)	The index on an average basis of 1993 = 100.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

r.	Derivative financial instruments:

The Company purchases options (call options combined in certain cases with put options) designated to offset the effect of possible fluctuation in the NIS/dollar exchange rate on the NIS amount of certain dollar cash outflows.

The options are not treated as hedge transactions and are presented at fair value. Gains and losses on the options are recorded in financing expenses.

s.	Use of estimates for the preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and the amounts of revenues and expenses during the reported years. Actual results could differ from those estimates.

t.	Fair value of financial instruments:

The carrying amount of cash and cash equivalents, short-term investments, trade receivables, other accounts receivable, short-term credit from banks and others, trade payables, other accounts payable and debentures approximate their fair value. As for long-term loans, see Note 15.

u.	Long-term liabilities to banks in respect of borrowed debt securities:

Debt to banks that represents borrowing of debt securities is recorded at fair value with changes in fair value recorded in earnings.

v.	Disclosure of the effects of new Accounting Standards prior to their adoption:

1.	Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation”:

In July 2005, the Israel Accounting Standards Board issued Accounting Standard No. 22, “Financial Instruments: Disclosure and Presentation” (“the Standard”). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date “).

This Standard prescribes principles for the presentation of financial instruments and identifies the information that should be disclosed about them in the financial statements. The presentation principles apply to the classification of financial instruments or their component parts, on initial recognition as a financial liability, financial asset or equity instrument; the classification of related interest, dividends, losses and gains; and the circumstances in which a financial asset and a financial liability should be offset.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

2.	Accounting Standard No. 24, “Share-Based Payment”:

In September 2005, the Israel Accounting Standards Board issued Accounting Standard No. 24, “Share-Based Payment” (“the Standard”). The Standard will be applicable to financial statements for periods commencing on or after January 1, 2006 (“the effective date”).

This Standard requires the Company to recognize share-based payment transactions in its financial statements in respect to the purchase of goods or services. Such transactions include transactions with employees or other parties that must be settled in the Company’s equity instruments or in cash. Concurrently with the recognition of the goods or services received, it is necessary to recognize in the financial statements an increase in shareholders’ equity when the share-based payment transaction will be settled in equity instruments and the incurrence of a liability when this transaction will be settled in cash. This contrasts with the situation prevailing prior to the effective date in which certain types of the above mentioned transactions were not reflected in the financial statements.

The Standard prescribes that transactions with employees or others which supply similar services in return for equity instruments should be measured according to their fair value on the date in which such equity instruments were granted. The Standard also prescribes certain requirements if the terms of an option or share grant are modified. As for share-based transactions with parties other than employees, the fair value of the goods or services received must be measured upon receipt. Furthermore, if the equity instruments granted do not vest until the counterparty completes a specified period of service, the services will be recognized in the financial statements over the vesting period.

For equity-settled share-based payment transactions, the Standard is applicable to grants made subsequent to March 15, 2005, and which had not yet vested as of the effective date. The Standard will also be applicable to modifications that were made to the terms of equity-settled transactions subsequent to March 15, 2005, even if the modifications relate to grants that were made before this date. In the financial statements for 2006, comparative data in the financial statements for 2005 shall be restated in order to reflect the expense relating to the aforementioned grants.

For liabilities arising from share-based payment transactions existing as of the effective date, it will be necessary to apply the provisions of the Standard retrospectively. Comparative data will be restated, including adjusting the opening balance of retained earnings for the earliest period in which comparative data are presented.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	Accounting Standard No. 25, “Revenues”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 25, “Revenues” (“the Standard”).

The Standard deals with the recognition of revenue from three types of transactions: sale of goods, rendering of services and revenue from interest, royalties and dividends and prescribes the criteria for recognizing each type of revenue. The basic principle is that revenues should be measured at the fair value of the consideration received and/or receivable. If the consideration is not received on the date of the transaction, the revenue should be measured by discounting the future consideration using the prevailing market rate of interest. The Standard also prescribes that in cases where components of one transaction may be separately identified, revenue should be measured separately for each component if that reflects the substance of the transaction. The Standard stipulates that revenues recognized in the financial statements should only include the amounts received and/or receivable by the Company on its own account. Accordingly, amounts collected on behalf of a third party are not revenues of the Company.

In order to determine whether the Company is required to report its revenues on a gross basis (since it acts as a principal supplier) or on a net basis (since it performs as an agent), Interpretation No. 8, “Reporting Revenues on a Gross or Net Basis” was published concurrently with this Standard (“the Interpretation”). Pursuant to the Interpretation, recognition of revenues on a gross or net basis shall be determined in accordance with the distribution of the risks and rewards resulting from the transaction. The Interpretation sets forth indicators which should be taken into consideration in determining the basis of reporting (gross or net).

The Standard and Interpretation will be applicable to financial statements for periods beginning on January 1, 2006 and thereafter.

As for amounts reported as revenues but represent amounts collected on behalf of a third party in accordance with the Standard, or for revenues which had not been reported on a gross or net basis, as required by the Interpretation, the relevant provisions of the Standard and Interpretation are to be applied retrospectively, including a restatement of the comparative data. Assets and liabilities included in the balance sheet as of December 31, 2005, are to be adjusted, as of January 1, 2006, to the amounts that would have been recognized in accordance with the provisions of the Standard, with the effect of the adjustment being recorded in the statement of income for the period beginning as of that date (“cumulative effect of change in accounting principle”).

The Company believes that the effect of the new Standard on its financial position, results of operations and cash flows is not expected to be material.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

4.	Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee”:

In March 2006, the Israel Accounting Standards Board published Accounting Standard No. 20 (Revised), “Accounting for Goodwill and Intangible Assets upon Acquisition of Investee” (“the Standard”). The Standard is applicable to financial statements for periods commencing on January 1, 2006 (“the effective date”).

The Standard determines that the excess of cost of an investment in an investee should also be attributed to the investee’s identifiable intangible assets, as opposed to the rules applied so far according to which the excess of cost of an investment was generally only attributed to tangible assets. Cost of the acquisition is allocated to an intangible asset only if it satisfies the Standard’s criteria for recognition as an intangible asset which include, inter alia, identifiability and the ability to reliably measure the fair value. The Standard distinguishes between intangible assets with a finite useful life and intangible assets with an indefinite useful life. Prior to the issuance of the Standard, there were no specific principles for identifying and allocating the cost of an acquisition to an investee’s intangible assets.

The Standard further determines that negative goodwill created upon the acquisition, after deduction of the investee’s intangible and non-monetary assets, should be immediately recognized upon the date of acquisition as a gain in the statement of income and not systematically amortized as was required prior to the effective date of the Standard.

Positive goodwill and intangible assets with an indefinite useful life will no longer be amortized. The Standard requires an annual assessment, or more frequently if certain indicators exist, of an impairment in goodwill in respect of a subsidiary or a jointly controlled entity, or of intangible assets with an indefinite useful life. Furthermore, each period, events and circumstances should be reviewed to determine whether they continue to support an assessment that the useful life of the assets is indefinite. Intangible assets with a finite useful life are to be systematically amortized and will also be subject to an evaluation for impairment. The impairment of goodwill in respect of an affiliate will be accounted for in the context of the evaluation of impairment of the entire investment. The accounting for impairment is to be performed in accordance with Accounting Standard No. 15, “Impairment of Assets”.

The transition provisions prescribe that comparative data for the periods prior to the effective date should not be restated. The balance of goodwill as of the effective date will no longer be amortized and, from that date, the impairment of goodwill will be evaluated as described above. The balance of negative goodwill as of December 31, 2005, is to be derecognized as of the effective date with a corresponding adjustment to the opening balance of retained earnings.

The Company believes that the effect of the Standard on its financial position, results of operations and cash flows is not expected to be material.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

5.	Accounting Standard No. 21, “Earnings per Share”:

In February 2006, the Israel Accounting Standards Board published Accounting Standard No. 21, “Earnings per Share” (“the Standard”), which prescribes the principles for the computation and presentation of earnings (loss) per share in the financial statements and supersedes Opinion No. 55 of the Institute of Certified Public Accountants in Israel.

According to the Standard, earnings per share are to be computed based on the number of ordinary shares (and not per NIS 1 par value of the shares as computed until the effective date). Basic earnings per share are to include only shares which are outstanding during the period whereas convertible securities (such as convertible debentures and options) are to be included in the computation of diluted earnings per share, in contrast to the principles applied until the effective date according to which in cases where a convertible security is likely to be converted, it is included in the computation of basic earnings per share. In addition, convertible securities which had been converted during the period, are to be included in diluted earnings per share up to the date of conversion and are to be included in basic earnings per share from that date. Pursuant to the Standard, options will be included in diluted earnings when their exercise results in the issuance of shares for a consideration which is less than the market price of the shares. The amount of dilution is the market price of the shares minus the amount that would have been received as a result of the conversion of the options into shares. This is in contrast to the method of computation prescribed by Opinion No. 55, which also includes adjustments to earnings.

In the event that the Company has various types of ordinary shares with different rights, earnings per share are to be presented separately for each type of share, in accordance with the method of calculation prescribed by the Standard. The investor’s share of earnings of an investee is to be included based on the investor’s share in the earnings per share of the investee multiplied by the number of shares held by the investor.

This Standard is applicable to financial statements for periods beginning on January 1, 2006 and thereafter. Comparative data for earnings per share are to be retrospectively restated.

NOTE 3:	–	CASH AND CASH EQUIVALENTS

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Cash	6,966	4,155	147	1,507
Short-term deposits from banks	6,218	20,095	6,217	20,095

	13,184	24,250	6,364	21,602

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 4:	–	TRADE RECEIVABLES

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Open accounts (1), (2)	74,355	75,030	33,540	37,074
Checks receivable	344	428	295	324

	74,699	75,458	33,835	37,398

(1) Net of allowance for doubtful accounts	4,296	3,238	3,328	2,546

(2) Including credit card receivables	18,074	19,576	12,306	13,084

NOTE 5:	–	OTHER ACCOUNTS RECEIVABLE

Cable Companies - current account	5,246	4,180	4,065	2,999
Prepaid expenses	5,720	6,424	6,024	7,010
Income receivable (1)	7,133	3,136	2,029	2,267
Advances to suppliers	1,733	5,236	683	2,473
Other	549	1,034	-	572

	20,381	20,010	12,801	15,321

(1)	Comprises of a receivable in respect of the settlement regarding the Hop Channel:

In 2000, Matav Investments was granted a call option for the purchase of 50% of the share capital of Hop Channel Ltd. (“Hop”) in consideration for $ 50 thousand. Due to regulatory provisions in the Controller’s approval to the merger of the Cable Companies, Matav Investments was required to transfer the option to the full and exclusive ownership of a third party so that it will have no interest in Hop. This option was sold to YBZ Holdings Ltd. (“YBZ”) in consideration for an amount equivalent to 95% of the amount that will be actually received upon the sale of the option to a third party (independent and unaffiliated to the parties) or, alternatively, 95% of the value of the shares underlying the exercise of the option by a third party. In August 2003, YBZ entered into an agreement with an independent unaffiliated entity (the “Buyer”) for the sale of the option for the total consideration of approximately $ 1.8 million (the “Agreement for the Sale of the Option”). The share of Matav Investments totals approximately $ 1.7 million. This agreement was not executed in 2003 and 2004, since the existing shareholder in Hop refused to accept the validity of the rights that Matav Investments assigned to the buyer.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 5:	–	OTHER ACCOUNTS RECEIVABLE (Cont.)

On December 31, 2005, after the buyer filed with the Tel Aviv District Court two claims (regarding the rights assigned to it by Matav Investments) against the existing shareholder in Hop and after discussions in which the existing shareholder denied the arguments of the buyer and of Matav Investments as to the validity of the option, the parties involved reached a final and definite compromise settlement according to which the agreement for the sale of the option including all its conditions becomes null and the existing shareholders in Hop will pay Matav Investments, among others, approximately $ 1 million (an amount of approximately $ 0.8 million was paid subsequent to the balance sheet date and the balance is payable to the Company in three equal annual payments from December 31, 2006). In return Matav Investments and others undertook to waive any claim or demand as to their rights in Hop. Accordingly, a capital gain in the amount of approximately NIS 4.6 million was recorded in the financial statements for the year 2005.

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY

a.	Investments in subsidiaries, consolidated partnerships and long-term accounts (excess of losses over investment in subsidiaries)

1.	Composition of investments:

	The Company
	December 31,
	2005	2004
	Reported NIS in thousands

Cost of shares	8,362		8,362
Equity in accumulated losses, net	(114,029)	*)	(108,154)

	(105,667)	*)	(99,792)

Long-term loan (1)	38,237		37,346
Long-term accounts (2)	344,202		315,254
Capital notes (3)	-		(3,351)

	276,772	*)	249,457

*)	Reclassified.

(1)	The loan is linked to the Israeli CPI, bears no interest and its repayment date has not yet been determined.

(2)	Long-term balances are linked to the Israeli CPI and their repayment date has not yet been determined.

(3)	As of December 31, 2004, the capital notes are not linked to the Israeli CPI and bear no interest. These capital notes were repaid in December 2005.

(4)	The balance of investments in subsidiaries and long-term accounts as of December 31, 2005 includes an amount of approximately NIS 4,643 thousand which is presented in long-term liabilities.

(5)	As for investment in jointly controlled entity, see c below.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

2.	The changes in investments in 2005 and 2004 are as follows:

	The Company
	December 31,
	2005		2004
	Reported NIS in thousands

Balance at the beginning of the year	*)	249,457		236,570

Change during the year:

Equity in earnings (losses)		(5,875)	*)	24,772
Repayment of capital notes		3,351		-
Increase (decrease) in long-term accounts, net		28,948		(12,328)
Linkage differences of long-term loan		891	*)	443

Balance at the end of the year		276,772	*)	249,457

*)	Reclassified.

b.	Investments in affiliates

1.	Composition of investments:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Partner, see (2) below	-	91,334	-	*)	73,283
Nonstop Ventures, see (3) below	171	1,402	13,785		13,691
Hot Telecom, see (4) below	51,213	9,000	64,029		12,209
Barak, see (5) below	27,656	-	-		-

	79,040	101,736	77,814	*)	99,183

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES AFFILIATES AND ANOTHER COMPANY (Cont.)

The changes in investments in 2005 and 2004 are as follows:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005		2004
	Reported NIS in thousands

Balance at the beginning of the
year	101,736	66,807	*)	99,183		75,992

Change during the year:

Investment in Hot Telecom	51,820	12,209		51,820		12,209
Equity in earnings (losses)	(3,434)	22,616		6,319	*)	10,878
Issuance of capital note	-	68		-		68
Provision for expected loss from
decrease in shareholding upon
conversion of convertible
securities in affiliate	-	36		-		36
Investment in Barak	27,656	-		-		-
Sale of investment in affiliate	(79,602)	-		(79,602)		-
Transfer from investment in
affiliate to investment in
another company (see c below)	(19,278)	-		-		-
Increase in long-term account	142	-		94		-

Balance at the end of the year	79,040	101,736		77,814	*)	99,183

*)	Reclassified.

2.	Partner:

a)	Composition of the investment:

Shares:

Cost of shares	552	2,437	-		-
Equity in accumulated
earnings	18,726	89,131	-	*)	73,517
Provision for expected
loss from decrease in
shareholding upon
conversion of
convertible securities
in affiliate	-	(234)	-		(234)
Transfer of the
investment in Partner
to investment in
another company (see c
below)	(19,278)	-	-		-

	-	91,334	-	*)	73,283

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

b)	The Company holds, through Matav Investments, 1,884,926 Ordinary shares of Partner Communications Ltd. (“Partner”), representing about 1.2% of the share capital of Partner as of December 31, 2005 (the Company held about 5.3% as of December 31, 2004 following the sale in 2003 of about 2.1% of Partner’s shares). Partner provides cellular communication services and its shares are traded on the stock exchanges in the U.S., London and Israel. Until April 2005, the investment in Partner was presented by the equity method of accounting since the Company had significant influence over Partner (including the right to nominate directors), as defined in Opinion 68 of the Institute of Certified Public Accountants in Israel.

c)	On April 20, 2005, the Company sold to Partner 7,783,444 of Partner’s shares (representing about 80% of the Company’s total holdings in Partner) in consideration of approximately NIS 250 million. The capital gain, before taxes on income, from the sale of Partner’s shares, as described above, which is included in the Company’s statement of operations for the year 2005, as other income, is approximately NIS 164.6 million. As for the capital gain after the tax effect, see d below.

In light of this sale, as above, which resulted in a significant decrease in the Company’s holding in Partner’s shares, the remaining investment in Partner (in the amount of NIS 19,278 thousand as of December 31, 2005) is presented, from the above date of sale, at cost, net of impairment losses for decline in value if judged by the Company’s management to be other than temporary.

The market value of Partner’s shares which are held by the Company is approximately NIS 73 million as of December 31, 2005 (approximately NIS 358 million as of December 31, 2004).

The remaining Partner shares that Matav Investments holds are subject to Israeli limitations under the Partner’s communications license according to which the shares may be sold to a third party that is an Israeli resident, as defined in that license.

d)	Further to the sale of Partner’s shares by the Company and further to long discussions with the Tax Authorities regarding the tax aspects of the sale of Partner’s shares by Matav Investments in 2002 and 2003, in the context of which as a result of lack of agreement an order was issued against Matav Investments with respect to the 2002 tax year, on July 31, 2005, the Company and Matav Investments reached a settlement with the Tax Authorities which was validated by a court decree regarding the tax to be paid on Partner's shares sold in 2002, 2003 and 2005.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

Pursuant to the settlement, a portion of the gain that was recognized by Matav Investments from the sale of Partner’s shares, in the amount of approximately NIS 208 million will be offset against its carryforward tax losses. The remaining tax liability from the sale of Partner’s shares, net of prepayment previously made to the Tax Authorities, in the amount of approximately NIS 106 million (including interest and linkage differences), was fully paid by Matav Investments in 2005.

In light of this settlement, the capital gain, net of selling expenses and including the tax effect resulting from the sale of the shares and settlement with the tax authorities, as described above, which is included in the Company’s 2005 financial statements, is approximately NIS 170 million.

3.	Nonstop Ventures:

a)	Composition of the investment:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Shares:

Cost of shares	5	5	-	-
Equity in accumulated
losses	(13,619)	(12,294)	-	-
Long-term loans and
capital note *)	13,785	13,691	13,785	13,691

	171	1,402	13,785	13,691

*)	Includes long-term loans (bearing interest at the Prime rate) and capital notes that bear no interest and are unlinked, effective from January 2002. The date of repayment of the above capital notes and long-term loans has not yet been determined.

b)	Nonstop ventures is 50% owned by the Group and 50% owned, directly and indirectly (mainly (45%) by Dankner Investments Ltd), by the shareholders of the Company as of December 31, 2005 and 2004.

Nonstop Ventures has performed, in previous years, investments in companies and entrepreneurs whose main activities are in the area of internet, cable and data communications.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

4.	Hot Telecom:

a)	Composition of the investment:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Equity in accumulated losses	(12,816)	(3,209)	-	-
Long-term debt (1)	64,029	12,209	64,029	12,209

	51,213	9,000	64,029	12,209

(1)	The long-term debt is unlinked to the Israeli CPI, bears no interest and its repayment date has not yet been determined.

b)	Hot Telecom was established by the Cable Companies in November 2003. As for the business activity of Hot Telecom, investments in equipment etc., see also Note 1a(3) and (4).

c)	The shareholders of Hot Telecom, including the Company, are committed to give Hot Telecom the financing that is needed for its operating activity over a period of three years. The banks gave their approval in principle to grant the Cable Companies in favor of Hot Telecom a credit facility of approximately $ 37 million. In 2005, Hot Telecom through the Cable Companies addressed the banks with a request to increase the credit facility by approximately an additional $ 38 million. Most of the banks gave their verbal agreement in principle.

d)	According to the provisions of the Infrastructure License which was granted to Hot Telecom, Hot Telecom will pay the State of Israel royalties at the rate of about 3.5% of its revenues.

e)	As for guarantees that the Company provided in favor of Hot Telecom, see Note 18.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

5.	Barak:

a)	Composition:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Cost of shares of Barak
I.T.C. (1995) - International
Telecommunications
Services Corp. Ltd.
("Barak")	52,859	25,203	-	-
Less - impairment loss	25,203	25,203	-	-

Total balance of
investment *)	27,656	-	-	-

*) Including excess of
cost created upon
acquisition (1)	102,094	-	-	-

(1)	At this stage the Company is examining the allocation of excess of cost created upon acquisition based on the fair value of Barak’s assets and liabilities.

b)	The Company holds, indirectly through Matav Investments, about 18.5% of the share capital of Barak as of December 31, 2005 (about 10% as of December 31, 2004), which is engaged in the provision of internet services and international communication solutions. Until December 2005, the investment in Barak was included in the financial statements at cost. In this context, and after an examination of the necessity to recognize an impairment loss, the investment in Barak was written down (a total of approximately NIS 25 million) in 2004 and 2002 due to the operating results and shareholders’ deficiency of Barak and based on a work of a valuation expert received in 2004 which determined the fair value of Barak.

c)	On December 21, 2005, the shareholders, Matav Investments and Clal signed a shareholders agreement (“the agreement”) according to which Clal and Matav Investments will pay Barak a total of approximately $ 32.3 million in return for 100% of the issued share capital of Barak.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 6:	–	INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND ANOTHER COMPANY (Cont.)

The share of Matav Investments in said funding totals approximately $ 6 million and its share in the share capital of Barak after such funding is about 18.5%. According to the agreement, Matav Investments is entitled to appoint one board member (out of five board members) provided that its holding in Barak is not below about 12.5%. In view of the aforesaid, since the date of the investment, as above, the investment in Barak is included by the equity method of accounting.

d)	Further, Matav Investments was granted a Put option to sell all of its shares in Barak to Clal in consideration of approximately $ 6 million (which bears interest at the rate of 5% per anum from the effective date). The option is exercisable by September 30, 2006. Concurrently, Clal was granted a Call option to purchase all of the shares of Barak held by Matav Investment in consideration of approximately $ 7 million (which bears interest at the rate of 5% per anum from the effective date). The option is exercisable by September 30, 2006. As for a charge on the above option, see Note 18c(2).

c.	1.	Investment in a company consolidated by the proportionate consolidation method

	December 31,
	2005	2004
	Reported NIS in thousands

Current assets	26,455	24,044

Non-current assets	25,482	29,202

Current liabilities	50,674	57,594

Long-term liabilities	648	605

	Year ended December 31,
	2005	2004
	Reported NIS in thousands

Revenues	4,860	5,852

Expenses	3,419	1,291

2.	As for the activity of Hot Vision (which as of December 31, 2005 is 26.3% held by the Company), see Note 1a(6).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 7:	–	INVESTMENT IN LIMITED PARTNERSHIPS

The jointly controlled entity invests in limited partnerships that are engaged in the production of films in Israel. The limited partnerships received an approval from a committee at the Ministry of Industry and Trade which deals with withholding tax of films under the Income Tax Regulations (Withholding of Investors Income from Israeli Films), 1990.

The jointly controlled entity is a limited partner in these partnerships.

As of December 31, 2005, Hot Vision has an obligation to perform additional investments in these partnerships of NIS 109 thousand (December 31, 2004 – NIS 190 thousand).

NOTE 8:	–	RIGHTS TO BROADCAST FILMS AND PROGRAMS

Consolidated
December 31, 2005
Reported NIS in thousands

Balance at the beginning of the year	26,509

Additions during the year	26,013
Amortization during the year	(28,604)

Balance at the end of the year	23,918

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:	–	FIXED ASSETS

a.	Consolidated:

	Land (including construction plans) (1, (2)	Cable network	Headend (primarily electronic equipment)	Studio equipment	Converters and modems	Computers and peripheral equipment	Office furniture and equipment	Vehicles	Total
	Reported NIS in thousands

Cost:

Balance at January 1, 2005	65,575	1,366,751	155,428	15,331	434,161	66,206	14,815	793	2,119,060
Additions during the year	730	33,250	25,956	269	81,122	4,961	591	-	146,879
Disposals during the year	-	-	-	-	-	-	-	436	436

Balance at December 31, 2005	66,305	1,400,001	181,384	15,600	515,283	71,167	15,406	357	2,265,503

Accumulated depreciation:

Balance at January 1, 2005	17,613	910,481	113,792	12,947	169,688	57,855	10,590	583	1,293,549
Additions during the year	1,731	79,134	14,458	963	44,014	4,112	672	68	145,152
Disposals during the year	-	-	-	-	-	-	-	318	318

Balance at December 31, 2005	19,344	989,615	128,250	13,910	213,702	61,967	11,262	333	1,438,383

Depreciated cost at December 31,
2005	46,961	410,386	53,134	1,690	301,581	9,200	4,144	24	827,120

Less - impairment loss, net	12,712	-	-	-	-	-	-	-	12,712

Balance of depreciated cost at
December 31, 2005	34,249	410,386	53,134	1,690	301,581	9,200	4,144	24	814,408

Depreciated cost at December 31,
2004	47,962	456,270	41,636	2,384	264,473	8,351	4,225	210	825,511

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:	–	FIXED ASSETS (Cont.)

b.	The Company:

	Land (including construction plans) (1), (2)	Cable network	Headend (primarily electronic equipment)	Studio equipment	Converters and modems	Computers and peripheral equipment	Office furniture and equipment	Vehicles	Total
	Reported NIS in thousands

Cost:

Balance at January 1, 2005	30,264	990,463	73,717	3,561	306,969	59,039	8,784	420	1,473,217
Additions during the year	516	1,131	13,798	-	74,794	4,546	381	-	95,166
Disposals during the year	-	-	-	-	-	-	-	324	324

Balance at December 31, 2005	30,780	991,594	87,515	3,561	381,763	63,585	9,165	96	1,568,059

Accumulated depreciation:

Balance at January 1, 2005	10,459	664,116	59,087	3,561	120,785	51,407	6,048	267	915,730
Additions during the year	1,042	59,690	5,259	-	32,919	3,616	349	42	102,917
Disposals during the year	-	-	-	-	-	-	-	234	234

Balance at December 31, 2005	11,501	723,806	64,346	3,561	153,704	55,023	6,397	75	1,018,413

Depreciated cost at December 31,
2005	19,279	267,788	23,169	-	228,059	8,562	2,768	21	549,646

Less - impairment loss, net	4,194	-	-	-	-	-	-	-	4,194

Balance of depreciated cost at
December 31, 2005	15,085	267,788	23,169	-	228,059	8,562	2,768	21	545,452

Depreciated cost at December 31,
2004	19,805	326,347	14,630	-	186,184	7,632	2,736	153	557,487

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 9:	–	FIXED ASSETS (Cont.)

(1)	Including cost of buildings on leased land (consolidated – approximately NIS 21.9 million and cost of buildings in the Company). The lease in respect of most of the land is for a period of 49 years ending in 2040, with an option to renew the lease for an additional 49 years. Registration of the leases with the Land Registry Office has not yet been completed.

(2)	a.	In 1989, the Company signed an agreement with the Israel Lands Administration (“the Administration”) for the development of land with a total area of about 2,500 sq.m. in Bat Yam. The lease agreement is conditional upon the Company’s fulfillment of the obligations stipulated by the above development agreement. According to the provisions of the development agreement with the Administration, the Company had to fulfill its obligations by June 2006. According to the development agreement, the Company has undertaken that in the event of failure to comply with the conditions of the development agreement, it may be required to return the land to the Administration and pay compensation as set forth in the development agreement with the Administration. Currently the Company is acting to extend the development period.

In view of the uncertainty regarding the Company’s fulfillment of the development agreement, as above, the Company recognized an impairment loss in the statement of operations for the year 2005 as other expenses.

b.	In the context of the operational merger of the Cable Companies, which includes, among others, consolidation of headquarters and activity, the Company intends to sell part of the land that is owned by a subsidiary. According to a valuation of an independent expert who was requested to examine the fair value of the land, the Company recognized an impairment loss of approximately NIS 8.5 million. This provision is included in the statement of operations for the year 2005 as other expenses.

c.	As for charges, see Note 18.

NOTE 10:	–	OTHER ASSETS, NET

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Debentures issuance expenses:
Original amount	11,393	11,393	11,393	11,393
Less - accumulated amortization	11,221	10,777	11,221	10,777

	172	616	172	616

Non-exclusive license (see Note 2h):
Original amount	3,972	3,972	-	-
Less - accumulated amortization	1,619	1,487	-	-

	2,353	2,485	-	-

	2,525	3,101	172	616

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11:	–	SHORT-TERM CREDIT FROM BANKS AND OTHERS

a.	Composition:

	Weighted interest rate	Consolidated		The Company
	December 31, 2005	December 31,		December 31,
		2005	2004	2005	2004
	%	Reported NIS in thousands

Short-term credit
from banks	6.09	523,570	437,029	482,080	396,682
Current maturities
of long-term
loans (see Note 15)		28,172	28,310	28,172	28,310

		551,742	465,339	510,252	424,992

b.	Financial covenants

1.	In 2003, the Company undertook toward a bank which had granted it credit facilities in the total of approximately NIS 87 million (of which as of December 31, 2005, the Company used approximately NIS 86.4 million, see also 2 below) to fulfill certain financial covenants. As of December 31, 2005, the Company did not comply with certain financial covenants, as detailed below:

a)	The number of cable TV subscribers.

b)	Operating surplus, as defined in the credit facility agreement, mentioned above, including excess of operating income in relation to the credit facilities used by the Company and in relation to debt, as defined in the credit facility agreement.

On February 20, 2006, the Company received a letter from the bank according to which the bank does not deem the non-compliance with the financial covenants, as described above, a violation of the Company’s undertaking to maintain financial ratios until March 31, 2007.

2.	The Company invested approximately NIS 27.2 million in a short-term deposit which is used as a security for part of the Company’s credit facilities from such bank.

c.	Agreements settling the validity of the credit facilities

During February 2006, the Company signed agreements with banks which provide it with credit facilities, according to which the banks are committed to provide the Company short-term credit facilities (including documentary credit) up to a total amount of approximately NIS 524 million which is due on March 31, 2007, provided that none of the events, as specified in these agreements, occurs (among which is a liquidation request filed against the Company, discontinuance of the Company’s business activity etc.).

As of December 31, 2005, the banks provided to the Company short-term credit in the amount of approximately NIS 482 million, whose terms were settled subsequent to the balance sheet date as part of the above agreements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 11:	–	SHORT-TERM CREDIT FROM BANKS AND OTHERS (Cont.)

d.	A bank has demanded that Hot Vision repay its outstanding short-term credit amounting to NIS 78 million (the Company’s share totals approximately NIS 20 million). Hot Vision is holding negotiations with the bank to extend the credit period.

e.	As for collaterals, see Note 18.

NOTE 12:	–	TRADE PAYABLES

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Open accounts	60,481	66,255	42,841	45,681
Checks payable	44,706	38,027	33,362	29,236

	105,187	104,282	76,203	74,917

NOTE 13:	–	OTHER ACCOUNTS PAYABLE

Employees and payroll accruals	7,170	6,754	5,417		4,710
Provision for vacation pay	4,838	5,114	3,425		3,761
Government authorities (1)	14,981	103,779	8,638		97,448
Advances from Cable Companies	2,403	2,738	-		-
Royalties to the Government of Israel	6,224	11,069	6,224		11,069
Interest payable	572	1,381	572		1,381
Accrued expenses (2)	38,686	22,695	35,313		18,153
Provision for verdict under appeal (see
Note 18(a)(3))	26,053	23,400	26,053		23,400
Deferred taxes (see Note 17e)	-	23,981	-	*)	19,448
Others	598	1,032	551		595

	101,525	201,943	86,193	*)	179,965

*)	Reclassified.

(1)	As of December 31, 2004, included mainly a provision for taxes in respect of the sale of Partner shares in 2002 and 2003.

In view of the settlement with the Tax Authorities, the remaining tax of approximately NIS 106 million relating to the Company’s liability to the Tax Authorities for the sale of Partner’s shares was paid in 2005.

(2)	As of December 31, 2004, includes a provision relating to expenses to be paid to a related party in the amount of NIS 1,300 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 14:	–	DEBENTURES

a.	According to a prospectus dated August 28, 1997, the Company issued NIS 200 million par value of debentures (series A), for redemption in seven equal annual installments on August 20 in each of the years 2000 to 2006, and 2,850,000 stock options (series 1). The debentures (principal and interest) are linked to the Israeli CPI and bear annual interest at the rate of 3.7%. Debentures with a par value of NIS 30,700 thousand were purchased by a wholly-owned subsidiary, upon issuance. In August 2001, the subsidiary sold the remaining debentures held by it for NIS 23,268 thousand. The debentures are traded on the Tel Aviv Stock Exchange. Expenses relating to the issuance of debentures are presented in the balance sheets as deferred charges. See Notes 2h and 10.

b.	Composition:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Debentures outstanding	34,919	68,010	34,919	68,010
Less - discount for sale of debentures
by subsidiary	323	804	-	-

	34,596	67,206	34,919	68,010
Less - current maturities	34,596	34,005	34,919	34,005

	-	33,201	-	34,005

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 15:	–	LONG-TERM LOANS FROM BANKS AND OTHERS

a.	Composition:

	Interest rate	Consolidated and the Company
	December 31, 2005	December 31,
		2005	2004
	%	Reported NIS in thousands

From banks - linked to the dollar		-	1,206
From banks - linked to the Israeli CPI	5.75 - 6.2	103,334	125,937
From others - linked to the dollar	Libor + 1.75	302	1,140
From others - unlinked (1)		-	1,484

		103,636	129,767
Less - current maturities		28,172	28,310

		75,464	101,457

(1)	Amounts received from sale of credit card receivables with recourse.

(2)	The Libor rate as of December 31, 2005 was 4.84% (as of December 31, 2004 – 3.1%).

b.	The loans (net of current maturities) are repayable in the following years subsequent to the balance sheet date:

	Consolidated and the Company
	December 31,
	2005	2004
	Reported NIS in thousands

Second year	60,380	27,922
Third year	15,084	58,847
Fourth year	-	14,688

	75,464	101,457

c.	As for financial covenants that the Company has undertaken to maintain, see also Note 11b.

d.	As for collaterals, see Note 18.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 16:	–	ACCRUED SEVERANCE PAY, NET

a.	Composition:

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Accrued severance pay	21,188	19,477	14,339	14,368
Less - amounts funded	17,861	16,994	12,821	13,345

	3,327	2,483	1,518	1,023

b.	The liabilities of the Group companies for severance pay are computed on the basis of the employees most recent salary as of the balance sheet date and in accordance with the Severance Pay Law and are fully covered by current payments to insurance companies as well as by the balance sheet accrual.

c.	The amounts accumulated in managers’ insurance companies on behalf of the employees in order to cover the Company’s liabilities for severance pay and the respective liabilities are not included in the balance sheet as they are not under the control and management of the Company.

d.	The amounts funded in severance pay funds include profits accrued through the balance sheet date. The amounts deposited can be withdrawn only after compliance with the obligations under the Severance Pay Law or labor agreements.

NOTE 17:	–	TAXES ON INCOME

a.	Tax laws applicable to the Group companies:

Income Tax (Inflationary Adjustments) Law, 1985

According to the law, the results for tax purposes are measured based on the changes in the Israeli CPI. The Group is taxed under this law.

Capital gains/losses

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 2003 (“the reform law”), tax at a reduced rate of 25% will apply on capital gains accrued after January 1, 2003, instead of the regular tax rate. In case of the sale of properties purchased before the adoption of the reform law, the reduced tax rate will apply only to the portion of the profit which accrued after the adoption of the law, as computed according to the law. Further, the reform law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The reform law also provides for the possibility to offset capital losses from sales of properties outside Israel against capital gains in Israel.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

b.	Tax rates applicable to the income of the Group companies

Until December 31, 2003, the regular tax rate applicable to income of companies was 36%. In June 2004, an amendment to the Income Tax Ordinance (No. 140 and Temporary Provision), 2004 was passed by the “Knesset” (Israeli parliament) and on July 25, 2005, another law was passed, the amendment to the Income Tax Ordinance (No. 147) 2005, according to which the corporate tax rate is to be progressively reduced to the following tax rates: 2004 – 35%, 2005 – 34%, 2006 – 31%, 2007 – 29%, 2008 – 27%, 2009 – 26%, 2010 and thereafter – 25%.

c.	Tax assessments

The Company received final tax assessments through 1996, a subsidiary through 2002 and other Group companies received final tax assessments through 1997.

As for tax assessments received by the Company and its subsidiary for 1997 to 2002, see Note 18a(2)(e).

As for a compromise agreement with the Income Tax Authorities which finally and definitely settled the Group’s dispute with the Income Tax Authorities regarding the tax liability of the Group from the sale of Partner’s shares in 2002 and 2003 and the tax expense relating to the sale of Partner’s shares in 2005, see Note 6b(2).

d.	Carryforward losses for tax purposes

Carryforward tax losses of the Company (after implementing the principles of the compromise settlement as detailed in Note 6b(2)) total approximately NIS 343 million as of December 31, 2005 (approximately NIS 408 million as of December 31, 2004). Carryforward tax losses of subsidiaries total approximately NIS 138 million as of that date (approximately NIS 125 million as of December 31, 2004). The amount of carryforward losses for tax purposes is conditional upon the outcome of the Company’s appeal on the orders and assessments which the Company and a subsidiary received (see Note 18a(2)(e)).

Deferred tax assets relating to these losses – consolidated and the Company – of approximately NIS 120 and NIS 86 million, respectively, were not recorded due to the uncertainty of their utilization in the foreseeable future.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

e.	Deferred taxes

1.	Composition and change as presented in the balance sheet are as follows:

	Consolidated	The Company
	Deferred taxes computed in respect of temporary differences - investment in affiliate
	Reported NIS in thousands

Balance as of January 1, 2004	(15,630)		(15,630)

Changes during the year:

Adjustment due to change in tax rate	868		868
Deferred tax liabilities (1)	(9,219)	*)	(4,686)

Balance as of December 31, 2004	(23,981)	*)	(19,448)

Changes during the year:

Adjustment due to change in tax rate	1,088		-
Deferred tax liabilities (1)	(2,566)		(1,316)
Reversal of deferred tax liability due to sale
of investment in Partner	20,764		20,764

Balance as of December 31, 2005	(4,695)		-

*)	Reclassified.

(1)	The deferred tax liability is presented in equity in earnings of investees.

	Consolidated		The Company
	December 31,		December 31,
	2005	2004	2005	2004
	Reported NIS in thousands

Short-term liabilities
(other accounts payable)	-	(23,981)	-	*)	(19,448)
Long-term liabilities	(4,695)	-	-		-

	(4,695)	(23,981)	-	*)	(19,448)

2.	Deferred taxes as of December 31, 2005 are measured at the tax rate of 25% (the tax rates expected to be in effect based on the applicable tax laws at balance sheet date).

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

f.	Taxes on income included in the statements of operations

	Consolidated						The Company
	Year ended December 31,						Year ended December 31,
	2005	2004		2003			2005	2004		2003
	NIS in thousands
	Reported			Adjusted			Reported			Adjusted

Current taxes	14,721		-		41,799		14,721		-		41,799
Deferred taxes	(20,764)		-		(6,303)		(20,764)		-		(6,303)
Taxes in respect of
prepayments due to
surplus expenses
paid	395	*)	368	*)	2,542		264	*)	290	*)	2,096
Adjustment of
deferred tax
balances due to
change in tax rates	(1,088)		-		-		-		-		-
Taxes in respect of
previous years	-		7,281		80		-		4,516		-

	(6,736)	*)	7,649	*)	38,11	8	(5,779)	*)	4,806	*)	37,59	2

*)	Reclassified.

Current taxes for the reported year were computed based on the compromise settlement with the Income Tax Authorities, as described in Note 6b(2).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 17:	–	TAXES ON INCOME (Cont.)

g.	Below is a reconciliation between the theoretical tax expense (benefit) assuming all of the Group’s income is taxed at the statutory tax rates applicable to companies in Israel and the income tax expense (benefit) as reported in the statements of operations.

	Consolidated					The Company
	Year ended December 31,					Year ended December 31,
	2005	2004		2003		2005	2004		2003
	NIS in thousands
	Reported			Adjusted		Reported			Adjusted

Income (loss) before
taxes on income	68,838	*)	(89,636)	*)	(8,239)	64,667		(110,047)	*)	(4,273)

Statutory tax rate	34%		35%		36%	34%		35%		36%

Tax expenses
(benefit) computed
at the statutory
tax rate	23,404	*)	(31,373)	*)	(2,966)	21,987	*)	(38,516)	*)	(1,538)
Increase (decrease)
in taxes expenses
(benefit)
resulting from:

Adjustment of
deferred tax
balances due to
change in tax rate	(1,088)		-		-	-		-		-
Nondeductible expenses	4,679	*)	6,258	*)	1,065	1,850	*)	6,170	*)	617
Taxes in respect of
prepayments due to
surplus expenses
paid	395	*)	368	*)	2,542	264	*)	290	*)	2,096
Tax losses for which
deferred taxes
were not provided	35,325		24,759	*)	36,685	32,349	*)	25,218	*)	33,805
Taxes in respect of
partnership's
earnings	-		-		-	7,361		6,919	*)	2,370
Utilization of losses
for which deferred
taxes were not
provided in the
past (see
Note 6b(2))	(69,644)		-		-	(69,644)		-		-
Temporary differences
for which deferred
taxes were not
provided	193		356	*)	712	54		209	*)	242
Taxes in respect of
previous years	-		7,281		80	-		4,516		-

	(6,736)	*)	7,649	*)	38,118	(5,779)	*)	4,806	*)	37,592

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES

a.	Contingent liabilities

1.	Claims and petitions for approval of class actions

a)	On April 22, 1999, a personal lawsuit and motion to approve the claim as a class action were filed against the Company with the Tel-Aviv-Jaffa District Court by a customer of the Company who seeks approval as class action, thereby representing all of the Company’s subscribers.

In the claim, it is alleged that the Company constitutes a monopoly, and that it adversely exploits its position in the market, in a manner which is, or may be, damaging to the general public, among others, by setting and collecting unreasonable and unfair prices for the services it provides. If the class action is approved, the court will be requested to require the Company to reduce the subscriber fees that it collects and to pay its subscribers, compensation in connection with the subscriber fees collected from May 10, 1996 to April 1, 1999. In this context, the petitioner claims that he has sustained damages in a sum of reported NIS 1,387 and further claims that the sum of compensation due to all of the members of the class included in the class action, if approved, amounts to reported NIS 360 million.

On February 16, 2006, the District Court denied the motion to approve the claim as a class action.

b)	On August 28, 2002, a lawsuit and motion to approve the claim as a class action were filed with the Tel-Aviv Jaffa District Court against the Cable Companies on behalf of the residents of peripheral settlements. The claim is for indemnification in respect to these settlements not being connected to the cable networks within six years of the date on which the former franchises were granted. The plaintiffs are seeking that the Company and the other Cable Companies pay compensation to all of the members of the class in action, if certified as a class action. In accordance with the lawsuit the Company’s share in this claim amounts to approximately NIS 141 million.

The Company and Golden Channels filed a motion to dismiss the suit without prejudice due to the dismissal of a lawsuit identical in substance to the aforementioned suit. The Court determined that the motion for dismissal of the suit without prejudice will be heard together with the motion to approve the claim as a class action. The Company and Golden Channels filed a reply to the motion to approve the claim as a class action. The plaintiff’s request to join the hearing as creditors of Tevel was dismissed by the Court and the motion to approve the claim as a class action and the reply on behalf of the Cable Companies were amended accordingly. On January 29, 2006 a hearing was held in the matter of the motion to dismiss the suit. As of the date of the approval of the financial statements, the Court’s has not yet rendered a ruling in this issue was yet not given.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

c)	On December 3, 2002, a lawsuit and motion to approve the claim as a class action were filed with the Tel-Aviv Jaffa District Court by seven plaintiffs, representing about 1,050,000 subscribers of the Cable Companies.

According to the claim, the Cable Companies violated the terms of the approval of the Council for the transmission of the pay sport channel (offered to subsidiaries through the Tiering services) since the Company and the other Cable Companies did not maintain certain programs in the original sport channel which was part of the basic package offered to subscribers. The plaintiffs requested the Court to instruct all three Cable Companies to compensate the subscribers by a total amount of approximately NIS 302 million (as of the date the claim was filed) and by an additional amount of NIS 25.2 million for each month from the date the claim was filed until a ruling is rendered by the Court. The Company’s proportionate share based on the subscribers ratio is estimated at approximately NIS 80 million, in addition to a monthly amount of approximately NIS 6.7 millions accumulating from the date the claim was filed until a ruling is rendered.

On May 27, 2004, the Court denied the motion to approve the claim as a class action. On July 5, 2004, the plaintiffs submitted an appeal to the Supreme Court. Following an amendment to the Consumer Law and the consent of the parties the Supreme Court ordered that the District Court shall rule in the matter of the motion to approve the claim as a class action. Thus, without prejudice to the parties claims.

In December 2005, the plaintiffs filed a revised motion to approve the claim as a class action against the Company and Golden Channels, jointly and severally. The claim according to the revised motion (which is not against Tevel) totals approximately NIS 199 million and approximately NIS 16.6 million for each month from December 3, 2002 and thereafter.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

2.	Other claims

a)	On March 28, 2000, a claim was filed in the Tel-Aviv-Jaffa District Court against the Cable Companies, including the Company, by the Association for the International Collective Management of Audiovisual Works (“AGICOA”), for alleged breach of copyrights. The aggregate sum of the claim is not less than approximately $ 170.2 million and for the purpose of court fees was limited to sum of $ 20 million.

The Cable Companies argue, inter alia, that in view of the Anti Trust laws in Israel, the claimant has no right to file a claim in Israel and that the period of time on which the claim relies exceeds, at least partially, what is prescribed by law. The Cable Companies also argue that the amounts of the claim are groundless and exaggerated.

In January 2005, the parties completed the discovery proceedings and therefore in the context of the preliminary proceedings, disclosing additional information and questionnaires remain to be completed.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible to estimate the chances of the claim. Therefore, no provision was recorded in respect to the aforesaid claim in the Company’s financial statements.

b)	In June 2004, Eshkolot – The Israeli Artists Society for Performers’ Rights Ltd., (“Eshkolot”) filed a claim, and notice of arbitration, against the Cable Companies, including the Company, for payment of fees and royalties alleging violation of copyright and use of rights of performers without authorization.

The amount of the claim (which was filed within the arbitration proceedings which significantly exceeds the amounts that were paid previously to Eshkolot by the Cable Companies pursuant to the agreement that was valid until 2002), is NIS 8.5 million for 2003 and a similar amount plus 10% for each of the years 2004 to 2006.

The statement of defense on behalf of the Cable Companies was filed on August 3, 2004, and in their defense, the Cable Companies refute Eshkolot’s arguments. The Cable Companies argued, inter alia, that the fees that should be paid to Eshkolot are significantly lower than the fees paid by the Cable Companies to Eshkolot in 2002 and no more than the said amount plus a minimal addition. On March 7, 2006 the hearing was conducted. The parties shall file their summations by the beginning of July 2006.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

According to the opinion of the Company’s management, based on the opinion of its legal counsels and in the view of the preliminary stage of the proceedings, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

c)	On April 11, 2005, the Israeli Records and Cassettes Federation (“the Federation”) filed in the District Court of Haifa a claim and a request for payment of temporary royalties against the three Cable Companies, including the Company. Within the said claim the Federation seeks a permanent injuction that shall prohibit the Cable Companies to use the compositions, which are included in the Federation repertoire.

The Cable Companies argue that this claim was not submitted in good faith, since in 2003 the Cable Companies already extended interim payments to the claimant on account of 2003 and in 2004 to 2005 the Cable Companies wanted to continue to pay interim payments, however the claimant refused to accept them and addressed the Court. The Cable Companies also argue that the amounts requested from them are significantly higher compared to the amounts paid to the Federation during the term of the agreement.

On July 6, 2005, a hearing was held in the matter of the interim payments. At the end of the hearing, the Court rendered a decision according to which the temporary royalties shall be at this stage placed at $ 380 thousand (plus VAT) per each year (approximately NIS 1.7 million). The Court also determined that the Cable Companies shall receive a license in the scope of the actual use made by the Cable Companies. The said amount is due in respect of 2003 and thereafter until a final decision is rendered by the Court. Additional affidavits on behalf of the parties shall be submitted by May 1, 2006.

According to the opinion of the Company’s management, based on the opinion of its legal counsels, it is not possible, at this stage, to estimate the chances of the claim. Nevertheless, the Company’s management included in the financial statements a provision, which in its opinion reflects adequately the Company’s exposure in respect of this claim.

d)	The Company is involved in several additional claims that are not included in this section and which do not exceed the aggregate of NIS 5.5 million. The Company’s management estimation, based on the opinion of its legal counsel, is that no provision should be included in the financial statements in respect of such claims.

e)	The Company and Matav Haifa have received assessments for the years 1997 to 2001. In view of the disputes that arose between the Company and Matav Haifa and the Income Tax Authorities, which have not yet been settled, the Income Tax Authorities issued orders for those years during 2002 and 2004. In addition, the Company filed an objection to the assessment for the tax year 2001 which it had received during 2005.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

The orders and the assessment, as described above, include requirements from the Company and Matav Haifa to pay an additional tax amount totaling approximately NIS 44.7 million (not including interest and linkage differences) and to decrease their carryforward losses for the years 2000 and 2001 by approximately NIS 170.6 million. The Company and Matav Haifa object to these orders and assessment, as discussed above.

The Company’s management estimates, based on the opinion of its independent advisors, that the Company has well founded arguments against the issued orders and assessment and the Company intends to continue to object to these orders and assessment. In view of previously non-concluded discussions and understandings with the Income Tax Authorities, the Company recorded in the financial statements (for 2004) a provision of approximately NIS 6.5 million with respect to the aforementioned orders which, in the opinion of the Company, reflects the Company’s exposure in respect of the tax years to which the orders refer.

3.	Claims against the Cable Companies and the indemnification settlement with Hot Vision

a)	On November 27, 2002, International Television Distribution (“Warner”) filed a lawsuit against Tevel in the District Court in California seeking, among others, a monetary compensation of approximately $ 17 million, contending that the agreement for the purchase of rights between Warner and Tevel was breached.

The Court in Israel determined that Warner’s claim cannot be materialized or enforced in the boundaries of the state of Israel. Warner appealed to the Supreme Court which on February 9, 2005 decided that although it believes that the prospects of Warner’s appeal to prevail are remote, the factual situation shall be irreversible if the stay of performance is not granted. In this context, the Court instructed that Tevel’s trustee reserve an amount of approximately $ 4 million in favor of Warner until a final decision in the appeal is given. The hearing in the appeal was scheduled for May 19, 2006.

Tevel’s management believes, based on the opinion of its legal counsels, that the chances of the appeal, as discussed above, are remote. In view of the above, no provision has been recorded in the financial statement in respect of this claim.

b)	On December 9, 2002, Warner filed a lawsuit against Golden Channels in the District Court in California seeking monetary compensation of approximately $ 25 million, contending breach of agreement for the purchase of content. On September 29, 2004, the District Court in California, ruled in favour of Warner. The District Court awarded Warner damages in the amount of approximately $ 19.3 million (excluding attorney fees) and rejected Golden Channels’ counterclaims in the matter. The said amount, including legal expenses, may reach approximately $ 21.7 million.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

On March 7, 2005, Golden Channels filed a notice of appeal, pursuant to which, it appeals to the Unites States Court of Appeals for the Ninth Circuit from the Final Amended Judgment, including other prior orders and decisions granted by the Court.

On March 21, 2005, Warner filed a notice of cross appeal pursuant to which, it appeals to the United States Court of Appeals for the Ninth Circuit from the order of the District Court denying Warner’s motion to amend the judgment to add prejudgment interest, as reflected in the Final Amended Judgment, including all orders and decisions pertaining thereto that are or may be merged into the Final Amended Judgment.

On August 3, 2005, the opening brief in respect of the appeal was filed on behalf of Golden Channels.

On October 24, 2005, the Appellee’s Brief was filed on behalf of Warner. Warner withdrew the cross appeal which was filed on its behalf.

In January 2006, a response to the appeal mentioned above was submitted by Golden Channels.

As of the date of the financial statements, a decision in the appeal was not rendered.

c)	In June 2003, the Cable Companies and Hot Vision signed an agreement according to which the Cable Companies have agreed that they are committed, one towards the other, to jointly and fully finance through Hot Vision the amounts that Hot Vision may be liable to in respect of the claim between Tevel and Golden Channels and Warner (as detailed in a and b above) as regarding the purchase of content to channels “HOT 3” and “HOT Movies” (including the amounts of new guarantees provided to the major studios) and all expenses regarding legal proceedings, as defined in this agreement. The agreement stipulates, among other things, that each of the Cable Companies shall pay such expenses according to the relative share of each company in total subscribers in the market at that time. The commitments of the Cable Companies to Hot Vision, as above, may be revoked in the occurrence of events as detailed in the agreement (including upon the merger of the Cable Companies). The Company’s share in the above indemnification is about 26.6% of total amounts awarded in favor of Warner up to a maximal amount of approximately $ 5.8 million. Close to the filing of the claims mentioned in a and b above, Warner forfeited bank guarantees each in the amount of approximately $ 5 million which were provided by Tevel and Golden Channels.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

The agreement further stipulates that the commitments of the Cable Companies shall be revoked in the following cases: (1) if the Cable Companies release Hot Vision in writing from its obligations under this agreement (2) if Tevel, Golden Channel and the Company merge into another cable company (the “Merged Company”) and the Merged Company assumes, in writing and without any condition, the commitments of all of the Cable Companies towards Hot Vision under this agreement even if Hot Vision is not released from all of its said obligations given that the Merged Company holds all of the issued share capital of Hot Vision and that its commitments cover all of Hot Vision’s obligations under the agreement.

In view of the abovementioned, the Company has made a provision in the financial statements for Warner’s claim (as detailed in b above) in the amount of approximately NIS 26 million which reflects its relative share in the amounts awarded in favor of Warner, including interest and linkage differences to the U.S. dollar. This provision was included in the 2004 financial statements as other expenses.

b.	Commitments

1.	Royalties and other payments to the Government

a)	The Company, Matav Haifa and Matav Infrastructures are obligated to pay royalties to the Government of Israel amounting to 3.5% of their gross revenues (excluding VAT) from the provision of broadcasting services and internet services.

b)	In July 2001, the Cable Companies, including the Company, signed an agreement with the State of Israel which settles the disputes between the Cable Companies and the State of Israel regarding the right of each company to operate the cable network existing in each of the license areas after the license period ends. The agreement prescribes that the State waives all its arguments and rights regarding the cable network so that each cable company will own all the rights, including proprietary rights, to the cable network in its license area and the right to operate it also at the end of the license period. In consideration, it was determined that each company shall make payments to the State over a period of 12 years (beginning on January 1, 2003) equal to its relative share in an amount determined by multiplying certain revenues (as specified in the agreement) of all Cable Companies by a gradual percentage which is between 0% to 4% (according to the amount of such revenues). The relative share of each company may be changed by an agreement between the Cable Companies. It was also determined that each company shall pay over a period of 12 years up to 12% of total revenues from the sale of any activity related to the cable network or a right related to such activity (as defined in the agreement).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

2.	Other royalties

In the context of the Group’s current activity in the area of broadcasting, the Group enters into arrangements and agreements by virtue of which the Group pays royalties to various performers entities. In this respect, total royalties paid in 2005, 2004 and 2003 total approximately NIS 3.8 million, NIS 3.6 million and NIS 2.7 million, respectively.

3.	Under the Telecommunications Law and in accordance with the Council’s resolution, the Group is required to invest in locally produced programs which are initially broadcast by the Group, up to 8% of its total annual revenues from subscriber fees (beginning in April 2002). The above also applies to the years 2006 and 2007. The Company’s management estimates that the percentage which was invested in locally produced programs in 2005, 2004 and 2003 was more than 8%.

4.	Lease commitments

The Group entered into agreements for the lease of buildings and motor vehicles for various periods ending in 2008. The future minimum lease fees under the lease agreements as of December 31, 2005, not including the renewal option are as follows:

NIS in thousands

2006	4,852
2007	4,239
2008	3,747
2009	6,203

19,041

c.	Charges and guarantees

1.	As collateral for the Company’s liabilities to banks and holders of debentures which at December 31, 2005 amounted to approximately NIS 620 million, a first ranking floating charge was placed on all of the Company’s assets.

2.	In February 2006, against obtaining a long-term loan from a bank, the Company pledged its contractual entitlements to amounts in connection with Call and Put options in respect of Barak shares (as detailed in Note 6b(5)).

3.	In order to ensure the Group’s compliance with the obligations as prescribed in the agreement with the State for the grant of licenses, the following guarantees have been provided:

a)	A bank guarantee in favor of the Ministry of Communications in the amount of approximately NIS 12.2 million valid until December 2007 pursuant to the Infrastructure License granted to Hot Telecom.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 18:	–	CONTINGENT LIABILITIES, COMMITMENTS, GUARANTEES AND CHARGES (Cont.)

On March 23, 2006 the Ministry of Communications reduced the bank guarantee to a 60% of its original amount.

b)	A guarantee in favor of the Council in the amount of approximately NIS 9.5 million (linked to the Israeli CPI) valid until April 2007 pursuant to the broadcasting license.

c)	A bank guarantee in favor of the Controller in the amount of approximately NIS 2.4 million valid until December 2007 pursuant to the Company’s compliance with the terms of the merger as approved by the Controller.

4.	The Company provided Hot Vision with unlimited guarantee in favor of a bank at the rate of up to 25% of Hot Vision’s total indebtedness to that bank. In accordance with the resolution of Hot Vision’s Board of directors, it was determined that the total credit to be extended to Hot Vision by the bank shall not exceed the approximate amount of $ 35 million. Any excess amount shall be approved in writing by the Company’s Board of directors. The Company’s share in this guarantee amounted to approximately $ 4.6 million.

In addition, the Company guarantees Hot Vision’s liabilities to another bank in a varying amount which ranges between $ 4.2 million to $ 6.4 million.

5.	As collateral for the Company’s liabilities to a supplier, the Company pledged equipment purchased from that supplier in a total amount of NIS 0.5 million.

6.	The Company provided Barak a guarantee in the amount of $ 200 thousand. In addition, according to the agreement for the purchase of Barak’s shares (as detailed in Note 6), it was determined that the Company shall increase its guarantees by approximately $ 170 thousand, based on the new shareholding. The Company has not yet provided that guarantee.

7.	Guarantees to Hot Telecom

a)	The Company and Tevel provided, jointly and severally, a guarantee in a total amount of $ 4.5 million to secure the payments of Hot Telecom to Cisco. The Cable Companies signed an indemnification agreement in respect of the mentioned guarantee.

b)	The Cable Companies provided a guarantee in the amount of NIS 200 million to secure the liabilities of Hot Telecom in respect of a lease agreement that was signed with a third party. The Company’s relative share in this guarantee amounts to approximately NIS 53 million.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:	–	SHAREHOLDERS’ EQUITY

a.	Composition of share capital

	December 31, 2005		December 31, 2004
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares

Ordinary shares NIS 1 par value each	100,000,000	30,222,775	100,000,000	30,220,477

b.	The Company’s shares are traded on the Tel-Aviv Stock Exchange (“TASE”).

The Company’s ADSs are listed on the NASDAQ under the symbol “MATV”. Each ADS represents two of the Company’s Ordinary shares of NIS 1 par value. As for the Company’s intention to be delisted from the NASDAQ, see also Note 1a(10).

c.	Issuance of options to senior employees

1.	In December 2003, the Company’s Board approved a stock option plan for 50 of the Company’s employees (“the 2003 Plan”). According to this Plan, 770,000 options that are exercisable into 770,000 Ordinary shares of NIS 1 par value of the Company were issued (including 85,000 options granted to a related party), in three equal annual tranches over a vesting period of three years from the date of grant. The share market price on the date of grant of the options was NIS 34.4. The exercise price shall not be actually paid to the Company and shall be used for the computation of the benefit component only, meaning the employees will be allotted shares in consideration for their par value only, in the amount which fair value reflects the element of the benefit embodied in the options as calculated at the time of exercise. It was also determined in the plan that on the occurrence of certain events as they are defined, such as: a merger and a change in control, the Board of Directors and the committee on its behalf have the authority to determine, at their exclusive and final discretion, regarding the acceleration of the vesting dates of all or part of the options for which the vesting date has not yet occurred, the rights holders will be entitled to exercise these options to shares 10 days from the occurrence of the aforesaid events.

The stock options which were granted in three tranches are exercisable as follows:

a.	The first tranche is exercisable from January 31, 2004, in consideration for an exercise price of NIS 26.82 (on the basis of 85% of the average price of the Company’s share during 30 trading days before the date of the approval of the 2003 Plan).

b.	The second tranche is exercisable from January 31, 2005, in consideration for an exercise price of NIS 30.43 (on the basis of 90% of the average price of the Company’s share during 30 trading days before the end of the vesting period of the second tranche).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 19:	–	SHAREHOLDERS’ EQUITY (Cont.)

c.	The third tranche is exercisable from January 31, 2006, in consideration for an exercise price of NIS 31.32 (on the basis of 90% of the average price of the Company’s share during 30 trading days before the end of the vesting period of the third tranche).

The above stock options are exercisable for a period of 36 months from the end of each of the above periods. Options not exercised shall expire after the exercise period.

The fair value of each option at the date of grant (computed by the Black & Scholes formula) is approximately NIS 13.096 – NIS 14.474.

2.	On November 16, 2004, a special meeting of the Company’s shareholders approved the grant of 302,205 stock options under the 2003 Plan to the chairman of the Company’s Board of Directors. The exercise price of said stock options was determined at NIS 38 per share. According to this plan, the stock options are exercisable at the ratio of one to thirty six of total options at the end of each month from the beginning of employment of the chairman as long as he continues to be employed by the Company, so that by the end of three years of employment all options become exercisable. In certain events, as they are defined in the employment agreement and the options agreement, in which the termination of the employment of the Chairman of the Board of Directors occurs, the Chairman of the Board of Directors will be entitled to exercise all of the aforesaid stock options under certain circumstances and conditions.

The fair value of each option at the date of grant (computed based on Monte-Carlo model) is approximately NIS 14.01.

The main assumptions used in this calculation were: exercise price, as mentioned above, expected volatility from 35% to 45%; risk free interest rate of 2.5%, the stock price on grant date (NIS 35.45) and expected life of 5-7 years.

3.	In the reported year, the Company’s Board of Directors approved the issuance of additional 70,000 options to the Company’s employees (under the 2003 Plan, as specified above). The terms for 30,000 stock options are identical (except the vesting periods of these stock options) to those detailed in 1 above whereas the terms for the remaining 40,000 stock options are identical to those detailed in 1 above, except the exercise price which was determined at approximately NIS 38 and the vesting periods of these stock options.

The fair value of each option at the date of grant (computed based on Monte-Carlo model) is approximately NIS 11.53 – NIS 16.35.

The main assumptions used in this calculation were: exercise price, as mentioned above, expected volatility from 36% to 44%; risk free interest rate of 2.7% – 3.2%, the stock price on grant date (NIS 36.62) and expected life of 3-5 years.

4.	As of December 31, 2005, under the 2003 Plan, 1,142,205 options were issued to 48 employees, 46,749 options were exercised and 97,250 options were forfeited.

5.	The 2003 Plan is subject to section 102 to the Income Tax Ordinance.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20:	–	LINKAGE TERMS OF MONETARY ITEMS

Consolidated:

	December 31, 2005				December 31, 2004
	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total
	Reported NIS in thousands

Assets:

Cash and cash equivalents	92	-	13,092	13,184	70	20,095	4,085	24,250
Short-term deposit	-	-	27,196	27,196	-	-	50	50
Trade receivables	1,318	-	73,381	74,699	2,060	-	73,398	75,458
Other accounts receivable	648	-	12,280	12,928	320	-	12,210	12,530
Loan, long-term debts and capital note to
affiliates	-	-	77,814	77,814	-	-	25,900	25,900
Other receivables	-	-	317	317	-	-	601	601

	2,058	-	204,080	206,138	2,450	20,095	116,244	138,789

Liabilities:

Credit from banks	20,317	-	503,253	523,570	20,115	-	416,914	437,029
Trade payables	19,930	-	85,257	105,187	28,362	-	75,920	104,282
Jointly controlled entity - current account	-	-	15,648	15,648	-	-	18,112	18,112
Other accounts payable	27,259	6,706	64,563	98,528	27,936	94,758	52,530	175,224
Loans from banks and others (including
current maturities)	302	103,334	-	103,636	2,346	125,937	1,484	129,767
Debentures (including current maturities)	-	34,596	-	34,596	-	67,206	-	67,206
Customers' deposits for converters, net	-	16,074	-	16,074	-	20,279	-	20,279

	67,808	160,710	668,721	897,239	78,759	308,180	564,960	951,899

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 20:	–	LINKAGE TERMS OF MONETARY ITEMS (Cont.)

The Company:

	December 31, 2005				December 31, 2004
	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked	Total	In or linked to foreign currency	Linked to the Israeli CPI	Unlinked		Total
	Reported NIS in thousands

Assets:

Cash and cash equivalents	92	-	6,272	6,364	70	20,095		1,437		21,602
Short-term deposit	-	-	27,196	27,196	-	-		-		-
Trade receivables	-	-	33,835	33,835	-	-		37,398		37,398
Other accounts receivable	648	358,228	5,446	364,322	320	352,600		5,518		358,438
Loan, long-term debts and capital note to
investees	-	-	77,814	77,814	-	-		25,900		25,900
Other receivables	-	-	317	317	-	-		601		601

	740	358,228	150,880	509,848	390	372,695		70,854		443,939

Liabilities:

Credit from banks	-	-	482,080	482,080	1,245	-		395,437		396,682
Trade payables	13,877	-	62,326	76,203	22,490	-		52,427		74,917
Subsidiaries - current account	-	-	16,979	16,979	-	-		18,619		18,619
Other accounts payable	26,053	3,846	55,742	85,641	26,771	92,043		38,965		157,779
Loans from banks and others (including
current maturities)	302	103,334	-	103,636	2,346	125,937		1,484		129,767
Debentures (including current maturities)	-	34,919	-	34,919	-	68,010		-		68,010
Customers' deposits for converters, net	-	11,838	-	11,838	-	14,901		-		14,901
Capital notes to subsidiaries	-	-	-	-	-	-	*)	3,351	*)	3,351

	40,232	153,937	617,127	811,296	52,852	300,891		510,283		864,026

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:	–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS ITEMS

a.	Other operating expenses:

	Consolidated					The Company
	Year ended December 31,					Year ended December 31,
	2005	2004		2003		2005	2004		2003
	NIS in thousands
	Reported			Adjusted		Reported			Adjusted

Payroll and related
expenses	42,717		34,550		32,131	25,308		18,894		18,840
Royalties and other
payments to the
Government of
Israel	21,971		22,879		24,242	13,978		14,659		15,925
Royalties in respect
of films and
programs - paid to
Hot Vision	48,009		51,647		53,994	38,069		37,759		38,129
Programs and other
broadcasts	151,930		157,104	*)	141,500	110,956		107,987		98,957
Subscribers maintenance	36,884		27,589		22,845	24,083		19,369		14,380
Vehicle maintenance	7,095	*)	5,320	*)	4,592	5,165	*)	3,706	*)	3,141
Other	31,159	*)	28,497	*)	26,861	22,906	*)	21,258	*)	17,833

	339,765		327,586		306,165	240,465		223,632		207,205

b.	Selling, marketing, general and administrative expenses:

Selling and marketing:

Payroll and related
expenses	22,640		19,121		15,539	10,171		9,631		10,446
Advertising	22,502		32,791		14,698	14,873		19,444		8,457
Sales promotion	8,176		11,764		13,717	6,355		5,913		7,975

	53,318		63,676		43,954	31,399		34,988		26,878

General and
administrative:

Payroll and related
expenses	14,826		19,309		16,596	10,249		13,792		12,718
Office rent and
maintenance	11,388		9,635		7,894	6,254		5,318		4,692
Professional and
legal consulting	7,067	*)	8,562	*)	6,992	4,863	*)	7,774	*)	6,627
Write down of excess
of investment cost
in Matav Haifa	-		-		894	-		-		-
Doubtful accounts and
bad debts	3,844		1,928		5,300	3,030		1,256		3,590
Other	5,008	*)	5,589	*)	4,446	3,211	*)	1,910	*)	226

	42,133	*)	45,023	*)	42,122	27,607	*)	30,050	*)	27,853

	95,451	*)	108,699	*)	86,076	59,006	*)	65,038	*)	54,731

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 21:	–	SUPPLEMENTARY INFORMATION OF THE STATEMENTS OF OPERATIONS ITEMS (Cont.)

c.	Financial expenses, net:

	Consolidated			The Company
	Year ended December 31,			Year ended December 31,
	2005	2004	2003	2005	2004	2003
	NIS in thousands
	Reported		Adjusted	Reported		Adjusted

In respect of
debentures and
long-term loans	10,767	15,068	11,214	10,767	15,068	11,214
In respect of
short-term credit **)	25,978	22,251	51,637	21,848	20,062	49,272
Bank and credit card
companies commissions	6,326	7,394	7,473	4,899	5,609	5,296
Other, net	7,574	5,620	*) 13,634	(2,446)	5,222	13,605

	50,645	50,333	83,958	35,068	45,961	79,387

**)	In 2003, including purchasing loss in respect of monetary items.

d.	Other income (expenses), net:

Gain (loss) from:

Gain from sale of
shares of affiliate (1)	164,647	-		96,662	164,647	-		97,876
Write-off of
investment in other company	-	(16,241)		-	-	(16,227)		-
Gain (loss) from sale
and write-off of
fixed assets (including
impairment loss)	(16,206)	51	*)	(9,956)	(7,248)	168		(7,638)
Provision for claims
and settlement of claim (3)	-	(24,292)		-	-	(24,751)		-
Expenses relating to
the merger of the
Cable Companies	(224)	(812)		(4,487)	(224)	(812)		(4,487)
Gain from sale of
option in Hop Channel (2)	4,574	-		-	-	-		-
Adjustment of
amortization of
liabilities for
deposits for
converters and others	-	-		(4,001)	-	-		(2,803)

Refund of royalties
from previous years	-	-		4,151	-	-		4,151
Other	735	(1,386)	*)	632	736	(354)	*)	(497)

	153,526	(42,680)	*)	83,001	157,911	(41,976)	*)	86,602

*)	Reclassified.
(1)	See Note 6b(2).
(2)	See also Note 5(1).
(3)	See Note 18a(3).

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 22:- NET EARNINGS (LOSS) PER SHARE

Number of shares and net income (loss) used in the computation of net earnings (loss) per Ordinary share:

	Year ended December 31,
	2005		2004		2003
	Weighted number of shares	Net income	Weighted number of shares	Net loss	Weighted number of shares	Net loss
	In thousands	Reported NIS in thousands	In thousands	Reported NIS in thousands	In thousands	Adjusted NIS in thousands

Number of shares and net
income (loss), according
to the statements of operations	30,222	69,574	29,360	(82,984)	*) 29,347	(5,450)

*)	Less Company shares held by subsidiary.

In the computation of net earnings (loss) per share, options whose conversion is not probable were not taken into consideration since their effect is immaterial, this in accordance with the provisions of Opinion 55 of the Institute of Certified Public Accountants in Israel.

NOTE 23:	–	BUSINESS SEGMENTS

a.	General:

The Group companies operate in two principal business segments: cable TV and internet.

b.	All income and expenses are attributed directly to business segments. There were no significant intersegment transactions.

c.	The Company does not charge Matav Infrastructures for the usage of the cable infrastructures and other facilities of the Company by the internet segment since a fee mechanism has not been determined yet. Accordingly, the results of the internet segment do not include the above expenses and the depreciation of the cable infrastructure equipment is fully recorded as part of the cable TV segment results. The results of the internet segment include direct expenses only.

d.	Segment’s assets include all operating assets used in the segment and mainly consist of trade receivables and fixed assets. Most of the assets can be attributed to a certain segment. The amounts of certain assets that are used by both segments, are allocated between the segments on a reasonable basis.

e.	The segment’s liabilities include all operating liabilities deriving from its operating activities and mainly consist of trade payables and other accounts payable. Segment’s assets and liabilities do not include income tax assets and liabilities.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2005
	Internet	Cable TV	Total consolidated
	Reported NIS in thousands

Sales to external customers	59,632	483,336	542,968

Segments results (operating income (loss))	31,428	(65,471)	(34,043)

Financial expenses, net			(50,645)
Other income, net			153,526
Taxes on income			(6,736)

Income after taxes on income			75,574
Equity in losses of affiliates			(6,000)

Net income			69,574

Other information:

Segment assets	151,222	824,709	975,931
Unallocated assets			99,684

Total consolidated assets			1,075,615

Segment liabilities	15,603	219,129	234,732
Unallocated liabilities			673,526

Total consolidated liabilities			908,258

Capital expenditure	49,251	97,628	146,879

Depreciation and amortization	7,759	137,524	145,283

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2004
	Internet	Cable TV		Total consolidated
	Reported NIS in thousands

Sales to external customers	65,659		518,905		584,564

Segments results (operating income (loss))	28,457	*)	(25,080)	*)	3,377

Financial expenses, net					(50,333)
Other expenses, net					(42,680)
Taxes on income				*)	7,649

Loss after taxes on income					(97,285)
Equity in earnings of affiliates					14,301

Net loss					(82,984)

Other information:

Segment assets	112,863		839,401		952,264
Unallocated assets					126,618

Total consolidated assets					1,078,882

Segment liabilities	17,445		210,916		228,361
Unallocated liabilities					752,740

Total consolidated liabilities					981,101

Capital expenditure	8,165		87,263		95,428

Depreciation and amortization	6,871		138,412		145,283

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 23:	–	BUSINESS SEGMENTS (Cont.)

	Year ended December 31, 2003
	Internet	Cable TV		Total consolidated
	Adjusted NIS in thousands

Sales to external customers	34,403		511,077		545,480

Segments results (operating income (loss))	10,436	*)	(17,718)	*)	(7,282)

Financial expenses, net					(83,958)
Other income, net				*)	83,001
Taxes on income				*)	38,118

Loss after taxes on income					(46,357)
Equity in earnings of affiliates					40,907

Net loss					(5,450)

Other information:

Segment assets	78,090	*)	940,663	*)	1,018,753
Unallocated assets				*)	123,799

Total consolidated assets					1,142,552

Segment liabilities	15,963		184,141		200,104
Unallocated liabilities					761,700

Total consolidated liabilities					961,804

Capital expenditure	38,131		17,524		55,655

Depreciation and amortization	6,792		153,729		160,521

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 24:	–	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	Balances:

	Consolidated
	December 31,
	2005	2004
	Reported NIS in thousands

Balances included in trade payables	1,644	2,721

	Consolidated
	Year ended December 31,
	2005	2004	2003
	NIS in thousands
	Reported		Adjusted

b. Salaries and profit sharing grant

1. To directors not employed by the
Company:

Payments	139	142	142

Number of recipients	2	5	3

2. To directors employed by the Company:

Cost of salaries (1)	1,181	2,481	1,116

Number of recipients	2	2	1

c. Expenses:

Rental fees and services	144	119	141

Purchases of infrastructure and services from
suppliers	18,996	10,095	13,936

Professional services	47	87	2,728

(1)	For the year ended December 31, 2004, including a provision in the amount of NIS 1,300 thousand.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 25:	–	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a.	Foreign exchange risk management:

The Company enters into foreign exchange contracts designated to hedge against the risk of the possible fluctuations of the exchange rate of the NIS in relation to the dollar due to future negative dollar cash outflows.

As of December 31, 2005, the Company had call options to buy $ 22 million (December 31, 2004 – $ 24 million). The options are presented in the balance sheet at market value (see c below).

Those hedges were not designated as hedge transactions for accounting purposes; hence all changes in their fair value in the amount of NIS 191 thousand, NIS 1,000 thousand and NIS 11,218 thousand were recorded in 2005, 2004 and 2003 in financing, respectively.

b.	Concentration of credit risks:

As of December 31, 2005 and 2004, the Group’s cash and cash equivalents were deposited mainly with Israeli banks. The Group estimates that the credit risk in respect of these balances is remote.

The Group’s revenues derive from a large number of cable TV and high-speed internet subscribers in the license areas. Consequently, the exposure to credit risk relating to trade receivables is limited. The Group performs ongoing credit evaluations of its customers for the purpose of determining the appropriate allowance for doubtful accounts.

c.	Fair value of financial instruments:

The fair value of the financial instruments included in the working capital of the Group usually approximates their carrying amount. As for long-term loans granted and the fair value of long-term loans from banks, see Notes 11 and 15.

The fair value of debentures as of December 31, 2005 and 2004 amounted to NIS 34.8 million and NIS 67 million, respectively, which represents the price of the debentures on the Tel Aviv Stock Exchange.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:	–	SUBSEQUENT EVENTS

a.	In January 2006, Matav Investments and Cable Tech Ltd. (“Cable Tech”), a company controlled by a related party in the Company, signed an agreement by virtue of which Matav Investments will purchase the activity of Cable Tech in the supply of cable TV services in a number of settlements in Judea and Samaria.

Several other agreements were also signed between the Cable Companies whereby the acquisition will be carried out in trust on behalf of the Company as the merged cable company. In the event that the merger is not effected, the acquired activity shall be transferred to a jointly held cooperation of the Cable Companies and/or their shareholders. The closing of the transaction with Cable Tech is contingent on the occurrence of several prerequisites (the significant of which include obtaining the approval of the Controller, which has already been granted, obtaining licenses from the civil administration, receiving certain agreements from the local councils of the relevant settlements and arranging the bank financing for the transaction with the bank and the owner of the pledge on Cable Tech’s assets).

These prerequisites have not been met in full as of the date of the signing of the financial statements. In the context of the transaction, Cable Tech’s cable TV subscribers, estimated at about 4,000, will be purchased at a price representing an enterprise price of $ 750 per subscriber. The consideration will be paid in respect of Cable Tech subscribers who will enter into actual engagements with the buyer during an intermediate period of 60 days which may be extended up to six months at the most. The agreement also defines a mechanism according to which, provided that certain conditions are fulfilled and subject to the completion of the merger of the Cable Companies, the seller will be entitled to an additional consideration of up to $ 150 per each subscriber purchased in the transaction.

On March 16, 2006, the Company’s audit committee and Board and Matav Investments’general meeting approved the agreement.

b.	On January 25, 2006, a third party filed with the Court a request to enforce an arbitration award and a request to appoint an arbitrator for the Cable Companies, including the Company. In the context of the claim, the third party argues that an amount of approximately NIS 15 – NIS 20 million is owed to it by the Cable Companies. As of the date of the financial statements, the Cable Companies are preparing to file their response.

The Company’s management estimates, based on the opinion of its legal counsels, that the outcome of this proceeding will not result in material amounts, if any, to the Company and, accordingly, no provision has been recorded in the financial statements.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 26:	–	SUBSEQUENT EVENTS (Cont.)

c.	To the best of the Company’s management knowledge on March 1, 2006, the Knesset approved the Law for Class Actions, 2006 (the “Law”). The Law shall come into force upon it’s publication in the Government gazzette. The Law prescribes a general and uniform arrangement for filling class actions according to Israeli law and voids the specific arrangements in respect of class actions, which were anchored in several specific laws prior to the approval of the Law. The Law significantly expands, inter alia, the grounds for filing class actions, the list of plaintiffs, which are entitled to file a motion to approve a claim as a class action. Furthermore, the Law removes various procedural barriers for filling a motion to approve a claim as a class action. In the opinion of the Company’s management the publication of the Law, as detailed above, may increase the number of motions to approve as class actions claims against the Group and may increase the Group’s legal exposure.

d.	See Note 1a(8) regarding the legal merger between the Cable Companies.

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES

a.	The Company provides nominal historical data for income tax purposes only.

b.	The financial statements have been prepared in accordance with generally accepted accounting principles based on the historical cost convention, without taking into consideration the changes in the general purchasing power of the Israeli currency.

c.	Balance sheets – the Company:

	December 31,
	2005	2004
	NIS in thousands

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	6,364		21,602
Short-term deposit	27,196		-
Trade receivables	33,835		37,398
Other accounts receivable	12,801		15,321

	80,196		74,321

LONG-TERM INVESTMENTS AND RECEIVABLES:
Investments in subsidiaries and long-term accounts	264,938		239,974
Investment in affiliates	77,814	*)	95,584
Other receivables	317		601

	343,069	*)	336,159

FIXED ASSETS, NET	514,987		514,088

OTHER ASSETS AND DEFERRED CHARGES, NET	147		525

	938,399	*)	925,093

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

	December 31,
	2005	2004
	NIS in thousands

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Credit from banks and others	510,252		424,992
Current maturities of debentures	34,919		34,005
Trade payables	76,203		74,917
Subsidiaries - current account	16,979		18,619
Other accounts payable	86,193	*)	178,881

	724,546		731,414

LONG-TERM LIABILITIES:
Loans from banks and others	75,464		101,457
Debentures	-		34,005
Excess of losses over investment in subsidiaries	-	*)	5,557
Customers' deposits for converters, net	11,838		14,901
Accrued severance pay liability, net	1,518		1,023

	88,820	*)	156,943

SHAREHOLDERS' EQUITY	125,033		36,736

	938,399		925,093

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

d.	Statements of operations – the Company:

	Year ended December 31,
	2005	2004		2003
	NIS in thousands

Revenues	345,819		370,275		372,202

Operating expenses	334,143		312,627		304,573

Gross profit	11,676		57,648		67,629

Selling, marketing, general and administrative
expenses:
Selling and marketing expenses	31,399		34,988		27,236
General and administrative expenses	27,607	*)	30,050	*)	28,229

	59,006	*)	65,038	*)	55,465

Operating income (loss)	(47,330)	*)	(7,390)	*)	12,164
Financial expenses, net	(35,029)		(40,787)		(71,181)
Other income (expenses), net	163,049		(42,201)	*)	90,177

Income (loss) before taxes on income	80,690	*)	(90,378)	*)	31,160
Taxes on income	(5,706)	*)	4,806	*)	38,626

Income (loss) after taxes on income	86,396		(95,184)		(7,466)
Equity in earnings of investees, net	1,899		32,844		62,734

Net income (loss)	88,295		(62,340)		55,268

*)	Reclassified.

MATAV - CABLE SYSTEMS MEDIA LTD.

NOTES TO FINANCIAL STATEMENTS

NOTE 27:	–	CONDENSED FINANCIAL DATA IN NOMINAL HISTORICAL VALUES FOR TAX PURPOSES (Cont.)

e.	Statements of changes in shareholders’ equity:

	Share capital	Additional paid-in capital	Accumulated deficit	Cost of Company shares held by subsidiary	Total
	NIS in thousands

Balance at January 1, 2003	30,204	318,350	(281,851)	(62,294)	4,409

Sale of Company shares
held by subsidiary	-	(22,911)	-	62,294	39,383
Net income	-	-	55,268	-	55,268

Balance at December 31, 2003	30,204	295,439	(226,583)	-	99,060

Exercise of stock options by employees	16	-	-	-	16
Loss for the year	-	-	(62,340)	-	(62,340)

Balance at December 31, 2004	30,220	295,439	(288,923)	-	36,736
Exercise of stock options
by employees	2	-	-	-	2
Net income	-	-	88,295	-	88,295

Balance at December 31, 2005	30,222	295,439	200,628	-	125,033

MATAV - CABLE SYSTEMS MEDIA LTD.

APPENDIX TO FINANCIAL STATEMENTS

LIST OF PRINCIPAL INVESTEES

Name of company	Ownership and control as of December 31, 2005

Cable System Media Haifa-Hadera Ltd.	100%	subsidiary
Matav Investments Ltd.	100%	subsidiary
Matav Infrastructures 2001 - Limited Partnership	100%	subsidiary
Matav Properties Ltd.	100%	subsidiary
Hot Vision Ltd.	26.3%	jointly controlled entity
Nonstop Ventures Ltd.	50%	affiliate
Hot Telecom - Limited Partnership	26.6%	affiliate
Barak I.T.C. (1995) - International Telecommunication Services Corp. Ltd.	18.5%	affiliate